                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                Amendment No. 1
                    Under the Securities Exchange Act of 1934

                                   AVERT, INC.
                          ----------------------------
                                (Name of Issuer)

                         Common Stock, Without Par Value
                         -------------------------------
                         (Title of Class of Securities)

                                    053596102
                                  ------------
                                 (CUSIP Number)

                            Thomas H. Maxfield, Esq.
                              Baker & Hostetler LLP
                              303 East 17th Avenue
                                   Suite 1100
                           Denver, Colorado 80203-1264
                                 (303) 861-0600
                      -------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  June 15, 2001
                      --------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing this schedule  because of Rule  13d-1(e),  13d-1(f) or 13d-1(g),  check the following box. [ ]

NOTE:  Schedules  filed in paper format shall include a signed original and five copies of the schedule, including  all  exhibits.  See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 (“Act”) or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

CUSIP No.  053596102                                                           2

     1.   Name of Reporting Person. S.S. or I.R.S. Identification No. of above person
          Automatic Data Processing, Inc.
          (22-1467904)
 ................................................................................
     2.   Check the Appropriate Box if a Member of a Group
          (a)   X
          (b)
 ................................................................................
     3.   SEC Use Only
 ................................................................................
     4.   Source of Funds: OO
 ................................................................................
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)
 ................................................................................
     6.   Citizenship or Place of Organization: United States of America
 ................................................................................
  Number of     7.    Sole Voting Power:  -0-
   Shares       ................................................................
Beneficially    8.    Shared Voting Power:  346,889 (1)(2)
  Owned by      ................................................................
    Each        9.    Sole Dispositive Power:  246,825
  Reporting     ................................................................
   Person       10.   Shared Dispositive Power:  100,064 (1)
    With        ................................................................

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
          346,889
 ................................................................................

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

 ................................................................................

     13.  Percent of Class Represented by Amount in Row (11): 10.6%

 ................................................................................

     14.  Type of Reporting Person  IN
 ................................................................................

---------------
(1)  Includes 100,064 shares owned by the wife of Mr. Suposs.
(2)  No shares of common stock, without par value, of Avert, Inc. have been sold or purchased, directly or indirectly, by the reporting person. Rather, the reporting person has entered into a voting agreement (as described in the
     Introduction and in Items 3 and 4 of this Statement) in connection with the proposed sale to Automatic Data Processing, Inc. of all of the outstanding shares of Avert, Inc. Therefore, Automatic Data Processing, Inc. could be deemed to have beneficial ownership of the shares held by Mr. Suposs.

                                                                               3

Introduction

          This  statement  amends (i) the statement on Schedule 13D,  dated June
14, 2001, filed on behalf of Dean A. Suposs (“Mr. Suposs”).  No shares of common stock,  without  par value (the  “Common  Stock”),  of Avert,  Inc.,  a Colorado corporation (the “Issuer”), have been sold or purchased, directly or indirectly, by the  reporting  person.  Mr.  Suposs is making  this  filing  solely  because
Automatic Data Processing,  Inc., a Delaware  corporation (“ADP”), may be deemed to have  beneficial  ownership  of the shares  reported  herein  pursuant to the
Voting Agreement (as defined below).

          On June 15, 2001, the Issuer,  ADP and ADP Colorado,  Inc., a Colorado
corporation  and  wholly  owned  subsidiary  of ADP  (“Sub”),  entered  into  an
Agreement  and Plan of  Merger,  in the form  attached  hereto as Exhibit 1 (the
“Merger Agreement”),  which is incorporated herein by reference. Under the terms of the  Merger  Agreement,  Sub will be  merged  with and into the  Issuer  (the
“Merger”),  and in connection  therewith each outstanding  share of Common Stock will be  converted  into the  right  to  receive  $22.00  in cash  (the  “Merger
Consideration”).  The amount of the Merger  Consideration  is subject to certain adjustments set forth in the Merger Agreement.

          Completion of the Merger is subject to the satisfaction of a number of conditions,  including  the  approval of the Merger  Agreement by the holders of shares of Common  Stock of the  Issuer.  In  connection  therewith,  ADP and Mr.
Suposs have entered into a Voting  Agreement,  dated as of June 15, 2001, in the
form  attached  hereto  as  Exhibit  2  (the  “Voting   Agreement”),   which  is
incorporated  herein by  reference,  whereby Mr.  Suposs has agreed that, at any meeting  of the  Issuer,  however  called,  and in any  action by consent of the
Issuer,  Mr.  Suposs will vote (or cause to be voted) the shares of Common Stock held of record (to the extent Mr.  Suposs has the right to vote such  shares) or beneficially  owned (to the  extent Mr.  Suposs  also has the right to vote such shares) by Mr. Suposs in favor of the Merger,  the Merger  Agreement (as amended from time to time) and the transactions contemplated by the Merger Agreement.

          Mr.  Suposs has further  agreed  that,  (i) he will not, or permit any person under his control to, enter into any voting agreement or grant a proxy or power of attorney  with  respect to the shares of Common Stock held of record or beneficially  owned by him or form any  “group” for  purposes of the  Securities
Exchange Act of 1934, as amended (the “Exchange Act”), or the rules  promulgated thereunder,  in each such case, which is inconsistent with the Voting Agreement, and (ii) except as set forth in the Merger  Agreement,  Mr.  Suposs will not (x)
solicit,  initiate,  encourage  (including by way of furnishing  information  or assistance) or take any other action to facilitate, any inquiry or the making of any proposal  that  constitutes,  or may  reasonably be expected to lead to, any
Acquisition  Proposals  (as  defined  in the  Merger  Agreement)  or agree to or endorse any  Acquisition  Proposal or (y) propose,  enter into or participate in any  discussions or negotiations  regarding any of the foregoing,  or furnish to any other person any information with respect to Avert's business, properties or assets or any of the  foregoing,  or  otherwise  cooperate  in any way with,  or assist or participate in, facilitate or encourage,  any effort or attempt by any other person to do or seek any of the foregoing.

          Mr.  Suposs  further  agreed  that,  except as set forth in the Voting
Agreement,  he will not (i) tender any shares of Common Stock, (ii) sell, assign or transfer record or beneficial ownership of any of the shares of Common Stock, or (iii)  further  pledge,  hypothecate  or  otherwise  dispose of any shares of
Common Stock; provided,  that Mr. Suposs may transfer record ownership of any of the shares of Common Stock so long as Mr. Suposs maintains  beneficial ownership of such shares of Common Stock (including,  without  limitation,  the unfettered right to vote such shares of Common  Stock in the manner set forth in the Voting
Agreement).

                                                                               4

          The Voting  Agreement  terminates upon the earlier to occur of (i) the closing of the  transactions  contemplated by the Merger  Agreement and (ii) the date the Merger Agreement is terminated in accordance with its terms;  provided, however,  that if the Merger Agreement is terminated pursuant to any of Sections
7.1(d),  (e) or (f) of the Merger  Agreement and at the time of such termination the  Termination  Amount (as defined in the Merger  Agreement)  either is or may become payable  pursuant to Section 7.5(b) of the Merger  Agreement,  the Voting
Agreement  shall  terminate  on the date which is six  months  after the date of termination of the Merger Agreement.

          Under the terms of the Voting  Agreement,  if Mr. Suposs  acquires the right to vote any additional  shares of Common Stock, the Voting Agreement shall be applicable to such additional shares.

          The description of the transactions  summarized above are qualified in their entirety by reference to the Exhibits attached hereto.

Item 1.  Security and Issuer.

          The class of equity securities to which this Statement on Schedule 13D
(the “Statement”)  relates is the common stock, without par value (defined above as the “Common Stock”), of Avert, Inc., a Colorado corporation (defined above as the “Issuer”).  The principal executive offices of the Issuer are located at 301
Remington Street, Ft. Collins, Colorado 80203.

Item 2.  Identity and Background.

          (a)-(c),  (f).  This  Statement  is  filed  by  Dean A.  Suposs  (“Mr.
Suposs”).  Mr.  Suposs'  principal  occupation  is serving as  President  of the
Issuer.  Mr. Suposs'  business  address is 301 Remington  Street,  Ft.  Collins,
Colorado 80204. Mr. Suposs is a citizen of the United States of America.

          (d) During the last five years, Mr. Suposs has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years,  Mr.  Suposs has not been a party to a civil proceeding of a judicial or administrative body of competent  jurisdiction and as a result of such  proceeding  was or is subject to a judgment,  decree or final  order  enjoining  future  violations  of,  or  prohibiting  or  mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

          No shares of the Common Stock have been sold or purchased, directly or indirectly,  by Mr.  Suposs.  Rather,  as an inducement and a condition to ADP's entering  into the Merger  Agreement,  ADP and Mr.  Suposs have entered into the
Voting Agreement,  pursuant to which Mr. Suposs has agreed to vote his shares of
Common Stock in favor of the Merger  Agreement  (as more fully  described in the
Introduction of this Statement, which is incorporated by reference herein).

                                                                               5
Item 4.  Purpose of Transaction.

          No shares of the Issuer's  Common  Stock have been sold or  purchased, directly or indirectly,  by Mr. Suposs.  ADP could be deemed to have  “acquired”
beneficial  ownership  of the  shares of Common  Stock to which  this  Statement relates  only in the sense that Mr.  Suposs and ADP have entered into the Voting
Agreement  (as  described  in the  Introduction  of  this  Statement,  which  is incorporated by reference  herein) in order to facilitate the Merger pursuant to the Merger Agreement.

          Each of Paragraphs  (a) through (j) of Item 4 may be applicable to the transactions contemplated by the Merger Agreement.

Item 5.  Interest in Securities of the Issuer.

          (a), (b) Mr. Suposs  beneficially owns 346,889 shares of Common Stock, including  100,064  shares  held by  Betsy  Suposs,  his wife  (“Mrs.  Suposs”).
Accordingly, Mr. Suposs beneficially owns 10.6% of the outstanding Common Stock.
Mr.  Suposs has shared  voting  power with  respect to 346,889  shares of Common
Stock, sole dispositive power with respect to 246,825 shares of Common Stock and shared dispositive power with respect to 100,064 shares of Common Stock.

          Mrs.  Suposs   beneficially  owns  100,064  shares  of  Common  Stock.
Accordingly,  Mrs.  Suposs owns  approximately  3.1% of the  outstanding  Common
Stock.  Mrs.  Suposs has shared  voting and  dispositive  power with  respect to
100,064 shares of Common Stock.

          Pursuant  to the  Voting  Agreement  and  solely  with  respect to the
Merger,  ADP may be deemed to  beneficially  own 346,889 shares of Common Stock.
Accordingly,  ADP may be deemed  to  beneficially  own 10.6% of the  outstanding
Common  Stock.  ADP has  shared  voting  power with  respect to the Merger  with respect to 346,889  shares of Common Stock.  ADP has no  dispositive  power with respect to the Common Stock.

          The following  paragraphs provide the applicable  information required by Item 2 with respect to Mrs. Suposs and ADP. The  information  relating to ADP and its  executive  officers  and  directors  is based on  information  that was provided to Mr. Suposs by ADP.

          Mrs. Suposs is a citizen of the United States whose principal business address is 1526 Remington  Street,  Fort Collins,  Colorado 80524.  Mrs. Suposs'
principal occupation is interior design.

          ADP  is a  Delaware  corporation.  The  principal  business  of ADP is computing  services.  The address of the principal business and principal office of ADP is One ADP Boulevard,  Roseland, New Jersey 07068. The name, residence or business  address,  present  principal  occupation or  employment  and the name, principal business and address of any corporation or other organization in which such  employment  is conducted and  citizenship  of each  executive  officer and director of ADP are set forth in Schedule 1 hereto, which is incorporated herein by reference.

                                                                               6

          To the  knowledge  of Mr.  Suposs,  none  of Mrs.  Suposs,  ADP or any individual  listed on  Schedule  1 hereto  has  during  the last five years been convicted in any criminal  proceeding  excluding  traffic  violations or similar misdemeanors.

          To the  knowledge  of Mr.  Suposs,  none  of Mrs.  Suposs,  ADP or any individual  listed on  Schedule  1 hereto  has during the last five years been a party to a civil  proceeding or a judicial or  administrative  body of competent jurisdiction as a result of which he was or is subject to a judgment,  decree or final order  enjoining  violations of, or  prohibiting  or mandating  activities subject to,  federal or state  securities  laws, or finding any  violation  with respect to such laws.

          (c) Mr. Suposs has not effected any  transactions  in the Common Stock during the past 60 days, except as set forth herein.

          (d) Mrs.  Suposs  has the right to  receive or the power to direct the receipt of dividends  from, or the proceeds from the sale of,  100,064 shares of
Common  Stock  reported  herein  as  beneficially  owned by Mr.  Suposs.  To the knowledge of Mr. Suposs and except as provided in the foregoing  sentence,  only
Mr.  Suposs  has the right to  receive  or the power to direct  the  receipt  of dividends  from,  or the  proceeds  from the sale of, the shares of Common Stock reported herein as beneficially owned by Mr. Suposs.

          (e) Paragraph (e) of Item 5 is inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        Securities of the Issuer.

          Reference is made to the  Introduction  and Item 5 of this  Statement, which  are  incorporated  by  reference  herein,  for  the  description  of  the contracts,  arrangements,  understandings or relationships  (legal or otherwise)
among the persons named in Item 2 of this Statement and between such persons and any person  with  respect to any  securities  of the Issuer,  including  but not limited to the transfer or voting of any of the securities,  finder fees,  joint ventures,  loan or option  agreements,  puts or calls,  guarantees  of  profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

Exhibit 1        Agreement and Plan of Merger, dated as of June 15, 2001,  among the Issuer, ADP and Sub.

Exhibit 2        Voting  Agreement,  dated as of June 15,  2001, between ADP and
                 Dean A. Suposs.

                                                                               7

                                    SIGNATURE

          After  reasonable  inquiry  and to my best  knowledge  and  belief,  I certify that the information  set forth in this statement is true,  complete and correct.

Dated:  June 15, 2001

                                     /s/ Dean A. Suposs
                                     --------------------------------
                                     Dean A. Suposs

                                                                               8
                                   SCHEDULE 1

                      INFORMATION WITH RESPECT TO DIRECTORS
                   AND EXECUTIVE OFFICERS AND DIRECTORS OF ADP

          The following  information  sets forth the name,  business address and present principal  occupation of each of the directors and executive officers of
ADP.  Except as  indicated  below,  the  business  address of each  director and executive officer of ADP is One ADP Boulevard,  Roseland, New Jersey 07068-1728.
Each of the directors  and executive  officers of ADP is a citizen of the United
States.

                                           BUSINESS ADDRESS AND PRESENT
NAME                                          PRINCIPAL OCCUPATION

Directors of ADP
Gary C. Butler                 President and Chief Operating Officer of ADP

Joseph A. Califano, Jr.        Chairman of the Board and President, National Center on
                               Addiction and Substance Abuse at Columbia University
                               152 West 57th Street, 12th Floor
                               New York, New York 10019

Leon G. Cooperman              Chairman and Chief Executive Officer of Omega Advisors,
                               Inc., an investment partnership
                               Wall Street Plaza
                               88 Pine Street, 31st Floor
                               New York, New York 10004

George H. Heilmeier            President and Chief Executive Officer of Telcordia
                               Technologies (formerly
                               Bellcore), a research and
                               engineering consortium 445
                               South Street Morristown, New
                               Jersey 07960

Ann Dibble Jordan              Consultant
                               2940 Benton Place, N.W.
                               Washington, DC 20008

Harvey M. Krueger              Vice Chairman of Lehman Brothers,
                               an investment banking firm
                               American Express Tower, 17th Floor
                               New York, NY 10285

Frederic V. Malek              Chairman of Thayer
                               Capital Partners, a merchant
                               banking firm 1455 Pennsylvania
                               Avenue, N.W.
                               Suite 350
                               WDC 20004

                                                                               9

                                           BUSINESS ADDRESS AND PRESENT
NAME                                          PRINCIPAL OCCUPATION

Henry Taub                     Honorary Chairman and Chairman of the Executive
                               Committee of the Board of ADP
                               300 Frank W. Burr Blvd., 7th Floor
                               Teaneck, NJ 07666
Laurence A. Tisch              Co-Chairman and
                               Co-Chief Executive Officer of
                               Loews Corporation, which is
                               engaged in the consumer
                               products, hotel and insurance
                               business 667 Madison Avenue,
                               7th Floor New York, New York 10021

Arthur F. Weinbach             Chairman of the Board and Chief Executive Officer of ADP

Josh S. Weston                 Honorary Chairman of the Board of ADP

Executive Officers of ADP(1)
James B. Benson                Vice President, General Counsel
                               And Secretary of ADP

Richard C. Berke               Vice President, Human Resources of ADP

Gary C. Butler                 President and Chief Operating Officer of ADP

Raymond L. Colotti             Vice President and Treasurer of ADP

Richard J. Daly                Group President, Brokerage Services of ADP

G. Harry Durity                Vice President, Worldwide Development of ADP

Russel Fradin                  Group President, Employer Services of ADP

Eugene A. Hall                 Senior Vice President of ADP

John P. Hogan                  Group President, Brokerage Services of ADP

S. Michael Martone             Group President, Dealer Services of ADP

Arthur F. Weinbach             Chairman and Chief Executive Officer of ADP

_____________________

(1)  To be updated.

                                                                             10

                                  EXHIBIT INDEX

        Exhibit
         No.            Description

     1    Agreement  and Plan of Merger,  dated as of June 15,  2001,  among the
          Issuer, ADP and Sub.

     2    Voting Agreement,  dated as of June 15, 2001,  between ADP and Dean A.
          Suposs.

EXHIBIT 1

Execution Copy

===================================================================================================================

AGREEMENT AND PLAN OF MERGER

among

AVERT, INC.,

AUTOMATIC DATA PROCESSING, INC.

and

ADP COLORADO, INC.

Dated as of June 15, 2001

===================================================================================================================
                                                 TABLE OF CONTENTS

                                                                                                     Page
                                                                                                     ----

ARTICLE 1 THE MERGER       2

                                                            ---

i

                                                                                                     Page
                                                                                                     ----

ARTICLE 5 COVENANTS        30

                                                                                                     Page
                                                                                                     ----

ARTICLE 6 CONDITIONS       42

ARTICLE 7 TERMINATION      45

ARTICLE 8 MISCELLANEOUS    48

                                    EXHIBITS

Exhibit A.........Form of Voting Agreement
Exhibit B-1       Forms of Dean A. Suposs Termination and Release Agreement and Employment Letter
Exhibit B-2       Forms of Jerry Thurber Suposs Termination and Release Agreement and Employment Letter
Exhibit C.........Form of Plan of Merger

                                              INDEX OF DEFINED TERMS
                                              ----------------------

  Term                                                                          Section
  ----                                                                          -------
  Acquisition Proposal............................................                5.8(f)
  Affected Employee...............................................                  5.19
  Affiliate.......................................................                8.1(a)
  Affiliate Letters...............................................                   5.8
  Agreement.......................................................                 Title
  Articles of Merger..............................................                   1.3
  Benefit Plans...................................................               3.10(a)
  Blue Sky Laws...................................................                   3.6
  Business day....................................................                8.1(b)
  CBCA............................................................              Recitals
  Certificate.....................................................                2.1(a)
  Claims..........................................................                  3.12
  Closing.........................................................                   1.2
  Closing Date....................................................                   1.2
  COBRA...........................................................               3.10(f)
  Code............................................................                2.3(a)
  Company.........................................................                 Title
  Company Benefit Plans...........................................               3.10(a)
  Company Charter Documents.......................................                   3.2
  Company Common Stock............................................                2.1(a)
  Company Disclosure Letter.......................................                3.1(a)
  Company Financial Advisor.......................................                  3.23
  Company Governmental Consents...................................                   3.6
  Company Option Plans............................................                3.3(a)
  Company Permits.................................................                   3.7
  Company Preferred Stock.........................................                3.3(a)
  Company Real Property Leases....................................                  3.18
  Company SEC Reports.............................................                3.8(a)
  Company Share...................................................                2.1(a)
  Company Shareholders Meeting....................................                5.4(a)
  Company Shares..................................................                2.1(a)
  Company Stock Options...........................................                3.3(a)
  Contracts.......................................................           3.5(a)(iii)
  Control.........................................................                8.1(a)
  Controlled by...................................................                8.1(a)
  Controlling.....................................................                8.1(a)
  Director Option Holder..........................................                   2.3
  Effective Time..................................................                   1.3
  Employment Arrangements.........................................              Recitals
  Environment.....................................................                  3.13

v

  Term                                                                          Section
  ----                                                                          -------

  Environmental Claims............................................                  3.13
  ERISA...........................................................               3.10(a)
  ERISA Affiliate.................................................               3.10(a)
  Excess Parent Shares............................................             2.2(d)(i)
  Exchange Act....................................................                   3.6
  Exchange Agent..................................................             2.2(a)(i)
  Exchange Ratio..................................................                2.1(a)
  Exchange Trust..................................................             2.2(d)(i)
  Excluded Company Shares.........................................                2.1(a)
  Expenses........................................................                7.5(a)
  FCRA............................................................                  3.28
  GAAP............................................................                3.8(b)
  GCL.............................................................              Recitals
  Governmental Entity.............................................                   3.6
  Group...........................................................                8.1(d)
  Hazardous Substance.............................................                  3.13
  HSR Act.........................................................                   3.6
  Including.......................................................                8.1(c)
  Indemnified Liabilities.........................................                5.9(a)
  Indemnified Parties.............................................                5.9(a)
  Indemnifying Party..............................................                5.9(a)
  Intellectual Property...........................................           3.14(a)(ii)
  Investment Company Act..........................................                  3.22
  IP Assignment Agreement.........................................                  5.13
  IP Employee.....................................................                  5.13
  IP Licenses.....................................................           3.14(a)(ii)
  IRS.............................................................               3.10(a)
  Law.............................................................            3.5(a)(ii)
  Liens...........................................................                   8.1
  Material Adverse Effect on the Company..........................                3.1(a)
  Material Adverse Effect on the Parent...........................                4.1(a)
  Material Contracts..............................................               3.16(a)
  Merger..........................................................              Recitals
  Merger Consideration............................................                2.1(a)
  Merger Sub......................................................                 Title
  NYSE............................................................            2.2(d)(ii)
  Option Consideration............................................                   2.3
  Option Exchange Ration..........................................                   2.3
  Parent..........................................................                 Title
  Parent Charter Documents........................................                   4.2
  Parent Common Stock.............................................                2.1(a)
  Parent Disclosure Letter........................................                4.1(b)

  Term                                                                          Section
  ----                                                                          -------

  Parent Expenses.................................................                7.5(b)
  Parent Governmental Consents....................................                   4.6
  Parent Preferred Stock..........................................                4.3(a)
  Parent SEC Reports..............................................                4.7(a)
  Parent Stock Options............................................                4.3(a)
  Parent Subsidiaries.............................................                4.1(a)
  Person..........................................................                8.1(d)
  Proxy Materials.................................................                5.4(a)
  Proxy Statement.................................................                5.4(a)
  Release.........................................................                  3.13
  Representatives.................................................                5.7(a)
  Requisite Company Vote..........................................                3.4(a)
  Safety and Environmental Laws...................................                  3.13
  Securities Act..................................................                   3.6
  Series A Preferred Stock........................................                3.3(a)
  significant subsidiary..........................................                8.1(e)
  Software........................................................           3.14(a)(ii)
  Sub Common Stock................................................                4.3(c)
  Subsidiary......................................................                8.1(f)
  Subsidiaries....................................................                8.1(f)
  Superior Proposal...............................................                5.7(a)
  Surviving By-Laws...............................................                   1.5
  Surviving Charter...............................................                   1.4
  Surviving Corporation...........................................                   1.1
  Systems.........................................................               3.14(g)
  Takeover Statute................................................                  3.25
  Tax Returns.....................................................               3.15(b)
  Taxes...........................................................               3.15(a)
  Technology......................................................           3.14(a)(ii)
  Terminating Company Breach......................................                7.1(f)
  Terminating Parent Breach.......................................                7.1(g)
  Termination Amount..............................................                7.5(b)
  under common control with.......................................                8.1(a)

AGREEMENT AND PLAN OF MERGER

         AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 15, 2001 among Avert, Inc., a Colorado corporation (the “Company”), Automatic Data Processing, Inc., a Delaware corporation (the “Parent”), and ADP Colorado, Inc., a Colorado corporation and a wholly owned subsidiary of the Parent (“Merger Sub”).

RECITALS

        WHEREAS, the respective boards of directors of each of the Parent, Merger Sub and the Company have determined that it is in the best interests of their respective shareholders to combine the respective businesses of the Parent and the Company, and consequently have approved the merger of Merger Sub with and into the Company (the “Merger”) and approved and adopted the Merger, in accordance with the General Corporation Law of the State of Delaware (the “GCL”) and the Colorado Business Corporation Act (the “CBCA”) and upon the terms and subject to the conditions set forth in this Agreement;

        WHEREAS, concurrently with the execution of this Agreement, as a condition to the willingness of the Parent to enter into this Agreement, the Parent and certain shareholders of the Company are entering into a Voting Agreement, a copy of which is attached to this Agreement as Exhibit A (the “Voting Agreement”), providing for the agreement by such shareholders to vote in favor of this Agreement and the Merger;

        WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition to the willingness of Parent to enter into this Agreement, Dean A. Suposs and Jerry Thurber have executed and delivered termination and release agreements and employment letters with the Company, copies of which are attached to this Agreement as Exhibits B-1 and B-2, respectively (collectively, the “Employment Arrangements”);

        WHEREAS, certain terms used in this Agreement which are not capitalized have the meanings specified in Section 8.1; and

        WHEREAS, the Company, the Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

        NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

ARTICLE 1

THE MERGER

        Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined below), Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall cease. The Company shall be the surviving corporation in the Merger (sometimes referred to as the “Surviving Corporation”) and shall continue to be governed by the laws of the State of Colorado, and the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The Merger shall have the effects set forth in Section 7-111-106 of the CBCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

        Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place (a) at the offices of Paul, Weiss, Rifkind, Wharton & Garrison, 1285 Avenue of the Americas, New York, New York at 10:00 a.m. on the business day on which the last to be fulfilled or waived of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement or (b) at such other place and time and/or on such other date as the Company and the Parent may agree in writing (the “Closing Date”).

        Section 1.3 Effective Time. As soon as practicable following the Closing, the Company and the Parent will cause an Articles of Merger (the “Articles of Merger”) to be signed, acknowledged and delivered for filing with the Secretary of State of the State of Colorado as provided in Section 7-111-105 of the CBCA. The Articles of Merger shall include a Plan of Merger as required under Section 7-111-105 of the CBCA. The form of the Plan of Merger is attached hereto as Exhibit C. The Merger shall become effective at the time when the Articles of Merger have been duly filed with the Secretary of State of the State of Colorado or such other time as shall be agreed upon by the parties and set forth in the Articles of Merger and in accordance with the CBCA (the “Effective Time”).

        Section 1.4 The Articles of Incorporation. The articles of incorporation of Merger Sub in effect immediately prior to the Effective Time shall, from and after the Effective Time, be the articles of incorporation of the Surviving Corporation (the “Surviving Charter”), until duly amended as provided in the Surviving Charter or by applicable law.

        Section 1.5 The By-Laws. The by-laws of Merger Sub in effect at the Effective Time shall, from and after the Effective Time, be the by-laws of the Surviving Corporation (the “Surviving By-Laws”), until duly amended as provided in the Surviving By-Laws or by applicable law.

        Section 1.6 Directors of Surviving Corporation. The directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter and the Surviving By-Laws.

        Section 1.7 Officers of Surviving Corporation. The officers of the Company shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter and the Surviving By-Laws.

ARTICLE 2

EFFECT OF THE MERGER ON CAPITAL STOCK;
PAYMENT FOR COMPANY SHARES

        Section 2.1 Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company:

                 (a) Merger Consideration. Each share (each a “Company Share” and together the “Company Shares”) of the common stock, without par value, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than Company Shares that are owned by the Parent, Merger Sub or any other Parent Subsidiary (as defined below) or Company Shares that are owned by the Company and in each case not held on behalf of third parties (collectively, “Excluded Company Shares”)) shall be converted by virtue of the Merger and without any action on the part of the holder thereof into the right to receive and become exchangeable for  $22.00 in cash (the “Merger Consideration”), without interest thereon. The amount of the Merger Consideration shall be subject to adjustment as provided in Section 2.5.

                 At the Effective Time, all Company Shares shall no longer be outstanding, shall be canceled and retired and shall cease to exist, and each certificate (a “Certificate”) formerly representing any Company Shares (other than Excluded Company Shares) shall thereafter represent only the right to receive the Merger Consideration.

                 (b) Cancellation of Shares. Each Excluded Company Share issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder of such Excluded Company Share, no longer be outstanding, shall be canceled and retired without payment of any consideration therefor and shall cease to exist.

                 (c) Merger Sub. At the Effective Time, each share of common stock, par value $.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation, and the Surviving Corporation shall be a wholly owned subsidiary of the Parent.

         Section 2.2 Payment for Company Shares.

                 (a) Prior to the Closing, Parent will cause Merger Sub to make available to a bank or trust company designated by Parent (the “Paying Agent”) sufficient funds to make the payments pursuant to Section 2.1(a) hereof on a timely basis to holders of Company Shares (other than Excluded Shares) that are issued and outstanding immediately prior to the Effective Time (such amounts being hereinafter referred to as the “Payment Fund”). The Paying Agent shall make the payments provided for in the preceding sentence out of the Payment Fund. The Payment Fund shall not be used for any other purpose, except as provided in this Agreement.

                 (b) As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each record holder (other than holders of Excluded Shares), as of the Effective Time, of an outstanding Certificate, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent) and instructions for use in effecting the surrender of the Certificate and receiving payment therefor. Following surrender to the Paying Agent of a Certificate, together with such letter of transmittal duly executed and such other documents as may be reasonably required by the Paying Agent, the holder of such Certificate shall be paid in exchange therefor cash in an amount (subject to any applicable withholding tax as specified in Section 2.6) equal to the product of the number of Company Shares represented by such Certificate multiplied by the Merger Consideration, and each such Certificate shall forthwith be canceled. No interest shall be paid or accrued on the cash payable upon the surrender of the Certificates. If payment is to be made to a Person other than the Person in whose name the Certificate surrendered is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment (A) pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of the Certificate surrendered or (B) establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. From and after the Effective Time and until surrendered in accordance with the provisions of this Section 2.2, each Certificate (other than Certificates representing Excluded Shares) shall represent for all purposes solely the right to receive, in accordance with the terms hereof, the Merger Consideration in cash multiplied by the number of Company Shares evidenced by such Certificate, without any interest thereon.

                 (c) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation in its reasonable judgment based on the financial wherewithal of the person claiming such Certificate to be lost, stolen, or destroyed, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will deliver in exchange for such affidavit, the applicable Merger Consideration with respect to the Company Shares formerly represented by such Certificate.

                 (d) Any portion of the Merger Consideration made available to the Paying Agent to pay for Company Shares for which appraisal rights have been perfected shall be returned to the Parent upon demand. Any portion of the Payment Fund (including the proceeds of any investments thereof) that remains unclaimed by the former shareholders of the Company for six (6) months after the Effective Time shall be repaid to the Surviving Corporation. Any former shareholders of the Company who have not complied with Section 2.2 hereof prior to the end of such six (6) month period shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) but only as general creditors thereof for payment of their claim for the Merger Consideration, without any interest thereon, upon due surrender of the Certificates held by them. Neither Parent, the Surviving Corporation nor the Paying Agent, shall be liable to any holder of Company Shares for any monies delivered from the Payment Fund or otherwise to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates shall not have been surrendered prior to two (2) years after the Effective Time (or such earlier date as shall be immediately prior to the date that such unclaimed funds would otherwise become subject to any abandoned property, escheat or similar law) unclaimed funds payable with respect to such certificates shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

                 (e) At the close of business on the day of the Effective Time, the stock transfer books of the Company shall be closed. At and after the Effective Time, there shall be no registration of transfers of Company Shares which were outstanding immediately prior to the Effective Time on the stock transfer books of the Surviving Corporation. From and after the Effective Time, the holders of Company Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided in this Agreement or by applicable Law. All cash paid upon the surrender of Certificates in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Company Shares previously represented by such Certificates. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged for cash as provided in this Article II.

         Section 2.3 Treatment of Company Stock Options.

                 (a) The Parent and the Company shall take such actions as are necessary to provide that at the Effective Time each outstanding Company Stock Option (as defined in Section 3.3(a)) (other than Company Stock Options held by a Person listed in Section 2.3 of the Company Disclosure Letter) shall be assumed by the Parent and adjusted in accordance with the terms thereof and this Agreement to be exercisable to purchase shares of Parent Common Stock, as provided below. Immediately following the date hereof, the Company shall cause each of the Company Option Plans (as defined in Section 3.3(a)) to be amended in form and substance satisfactory to Parent so that following the Effective Time, each such Company Stock Option shall continue to have, and shall be subject to, the same terms and conditions set forth in the Company Option Plans or any other agreement pursuant to which such Company Stock Option was subject immediately prior to the Effective Time, as the case may be, except that (i) each such Company Stock Option shall be exercisable for that number of whole shares of Parent Common Stock equal to the product of (x) the aggregate number of shares of Company Common Stock for which such Company Stock Option was exercisable immediately prior to the Effective Time multiplied by (y) the Option Exchange Ratio (as defined below), rounded down to the nearest whole share, if necessary, and (ii) the exercise price per share of such Company Stock Option shall be equal to the aggregate exercise price of such Company Stock Option immediately prior to the Effective Time divided by the number of shares of Parent Common Stock for which such Company Stock Option shall be exercisable as determined in accordance with the preceding clause (i), rounded to the nearest cent, if necessary. “Option Exchange Ratio” shall mean the quotient obtained by dividing (i) the Merger Consideration by (ii) the closing price per share of Parent Common Stock (as reported in The Wall Street Journal National Edition) on the Closing Date. The Company also shall take all such actions that are required to ensure that all restrictions or limitations on transfer and vesting with respect to such Company Stock Options, shall remain in full force and effect with respect to such options after giving effect to the Merger and the assumption by Parent as set forth above. It is the intention of the parties that, to the extent that any Company Stock Option referred to in this Section 2.3(a) constituted an incentive stock option immediately prior to the Effective Time, such option continue to qualify as an incentive stock option to the maximum extent permitted by section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), and that the assumption of the Company Stock Options provided by this Section 2.3(a) satisfy the conditions of section 424(a) of the Code. The Parent shall comply with the terms of the Company Option Plans with respect to such Company Stock Options and ensure, to the extent required by, and subject to the provisions of, such Company Option Plans, that such Company Stock Options that qualified as incentive stock options prior to the Effective Time continue to qualify as incentive stock options after the Effective Time.

                 (b) On the Effective Date, each holder of a Company Stock Option that is listed in Section 2.3 of the Company Disclosure Letter (each, a “Director Option Holder”) shall be entitled to receive, in full satisfaction of a Company Stock Option held by such Director Option Holder, an amount in cash without interest in respect thereof equal to the product of (i) the excess, if any, of the Merger Consideration over the per share exercise or purchase price of such Company Stock Option and (ii) the number of Company Shares subject to such Company Stock Option, whether vested or unvested (such amount being hereinafter referred to as the “Option Consideration”), and each such Company Stock Option held by a Director Option Holder shall be canceled on the Effective Date. Such payment shall be reduced by any income or employment tax withholding required under the Code or any provision of state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Director Option Holder. The Company’s Non-Employee Director’s Stock Option Plan shall terminate as of the Effective Date. All administrative and other rights and authorities granted under the Company’s Non-Employee Director’s Stock Option Plan to the Company, the Board of Directors of the Company or any Committee or designee thereof, shall, following the Effective Date, reside with the Surviving Corporation.

                 (c) The Company shall take all reasonable actions required to qualify for the exemption contemplated by Rule 16b-3 under the Exchange Act for (i) the treatment of the Company Stock Options held by a Director Option Holder contemplated in Section 2.3(b) and (ii) the assumption and adjustment referred to in Section 2.3(a), including, if necessary or appropriate, obtaining the approval of the Company’s Board of Directors, of the type described in a pertinent SEC no-action letter dated January 12, 1999.

                 (d) Prior to the Effective Time, the Company shall deliver to the holders of Company Stock Options appropriate notices (which notices shall be subject to the approval of the Parent) setting forth such holder’s rights after giving effect to the Merger and the provisions set forth in this Section 2.3. As soon as practicable following the Effective Time, the Parent shall deliver to the holders of Company Stock Options appropriate notices setting forth such holders’ rights after giving effect to the Merger and the provisions set forth in this Section 2.3. Prior to the Effective Time, the Company shall make such amendments and take such other actions, if any, to the Company Option Plans as shall be necessary to permit (i) the assumption and adjustment referred to in Section 2.3(a) and (ii) the cash payment referred to in Section 2.3(b).

         Section 2.4 Dissenting Shares.

                 (a) Notwithstanding anything in this Agreement to the contrary, Company Shares that are held by any record holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal rights in accordance with Section 7-113-102 of the CBCA (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration but shall become the right to receive such consideration as may be determined to be due in respect of such Dissenting Shares pursuant to the CBCA; provided, however, that any holder of Dissenting Shares who shall have failed to perfect or shall have withdrawn or lost their rights to appraisal of such Dissenting Shares, in each case under the CBCA, shall forfeit the right to appraisal of such Dissenting Shares, and such Dissenting Shares shall be deemed to have been converted into the right to receive, as of the Effective Time, the Merger Consideration without interest. Notwithstanding anything to the contrary contained in this Section 2.4, if the Merger is rescinded or abandoned, then the right of any shareholder to be paid the fair value of such shareholder’s Dissenting Shares shall cease. The Surviving Corporation shall comply with all of its obligations under the CBCA with respect to holders of Dissenting Shares.

                 (b) The Company shall give Parent (i) prompt notice of any demands for appraisal, and any withdrawals of such demands, received by the Company and any other related instruments served pursuant to the CBCA, and received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the CBCA. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or negotiate, offer to settle any such demands.

        Section 2.5 Adjustments to Prevent Dilution. In the event that prior to the Effective Time there is a change in the number of Company Shares or securities convertible or exchangeable into or exercisable for Company Shares issued and outstanding as a result of a distribution, reclassification, stock split (including a reverse stock split), stock dividend or distribution or other similar transaction, the Merger Consideration shall be equitably adjusted to eliminate the effects of that event.

        Section 2.6 Withholding Rights. Each of the Surviving Corporation and Parent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of a Certificate such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provisions of Law (as defined in Section 3.5). To the extent that amounts are so withheld by the Surviving Corporation or Parent, as the case may be, such withheld amounts shall be treated for purposes of this agreement as having been paid to the holder of a Certificate in respect to which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        The Company represents and warrants to the Parent and Merger Sub that:

         Section 3.1 Organization and Qualification; Subsidiaries.

                 (a) The Company is duly organized and is validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. Except as set forth in Section 3.1(a) of the Disclosure Letter delivered to the Parent and Merger Sub by the Company prior to the execution of this Agreement (the “Company Disclosure Letter”), the Company is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that, individually or in the aggregate, have not resulted and could not reasonably be expected to result in a Material Adverse Effect on the Company (as defined below). For purposes of this Agreement, “Material Adverse Effect on the Company” means any change in or effect on the business, assets, properties, results of operations, prospects or condition (financial or otherwise) of the Company that is or could be materially adverse to the Company or that could materially impair the ability of the Company to perform its obligations under this Agreement or consummate the Merger and the other transactions contemplated hereby.

                 (b) Except as set forth in Section 3.1(b) of the Company Disclosure Letter, the Company has no subsidiaries and does not hold any ownership interest in any person.

         Section 3.2 Articles of Incorporation and By-Laws. The copies of the Company's articles of incorporation and by-laws, each as amended through the date of this Agreement (collectively, the “Company Charter Documents”) that are incorporated by reference in, as exhibits to, the Company’s annual report on Form 10-K for the year ended December 31, 2000 are complete and correct copies of those documents. The Company Charter Documents are in full force and effect. The Company is not in violation of any of the provisions of its organizational documents.

         Section 3.3 Capitalization.

                 (a) The authorized capital stock of the Company consists of (i) 9,000,000 shares of Company Common Stock and (ii) 1,000,000 shares of Preferred Stock, par value $.10 per share (the “Company Preferred Stock”). As of June 14, 2001, (i) 3,266,705 shares of Company Common Stock were issued and outstanding, all of which were validly issued and are fully paid, nonassessable and not subject to preemptive rights, (ii) no shares of Company Preferred Stock were issued or outstanding and (iii) (A) 416,000 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding stock options (the “Company Stock Options”) granted pursuant to the Company’s Amended and Restated 1994 Stock Incentive Plan and Non-Employee Director’s Stock Option Plan (collectively, the “Company Option Plans”) and (B) 107,000 shares of Company Common Stock were reserved for issuance pursuant to options available for grant under the Company Option Plans. Section 3.3(a) of the Company Disclosure Letter sets forth a complete and correct list as of June 14, 2001 of the holders of all Company Stock Options, the number of shares subject to each such option, the vesting schedule of any such option and the exercise price thereof. Except as set forth above, as of June 14, 2001, no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding and since such date, no shares of capital stock or other voting securities or options in respect thereof have been issued except upon the exercise of the Company Stock Options outstanding on June 14, 2001.

                 (b) Except for outstanding Company Stock Options, there are no options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights or other rights, agreements, arrangements or commitments of any character to which the Company is a party or by which the Company is bound relating to the issued or unissued capital stock of the Company or obligating the Company to issue or sell any shares of capital stock of, or other equity interests in, the Company. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with shareholders of the Company on any matter.

                 (c) All shares of Company Common Stock subject to issuance, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments under which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and will not be subject to preemptive rights. Except as set forth in Section 3.3(c) of the Company Disclosure Letter, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of Company Common Stock or to effect the registration of any shares of Company Common Stock or other Company securities under the Securities Act (as defined in Section 3.6). Except as set forth in Section 3.3(c) of the Company Disclosure Letter there are no outstanding material contractual obligations of the Company to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

                 (d) All unvested shares of Company Common Stock subject to outstanding Company Stock Options vest immediately upon the Effective Time.

         Section 3.4 Authority.

                 (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated hereby to be consummated by the Company. The execution and delivery of this Agreement by the Company and the consummation by the Company of such transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate such transactions, other than, with respect to the Merger, the approval of this Agreement by shareholders of the Company representing a majority of the Company Common Stock entitled to vote hereon (the “Requisite Company Vote”). This Agreement has been duly authorized and validly executed and delivered by the Company and constitutes legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

                 (b) The Board of Directors of the Company (i) has unanimously adopted the plan of merger set forth in this Agreement and approved this Agreement and the other transactions contemplated by this Agreement and (ii) has declared that the Merger and this Agreement and the other transactions contemplated by this Agreement are advisable and recommended that the shareholders of the Company adopt this Agreement.

         Section 3.5 No Conflict.

                 (a) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not:

                                  (i)conflict with or violate any provision of any Company Charter Document;

                          (ii) assuming that all consents, approvals, authorizations and other actions described in Section 3.5(a)(ii) of the Company Disclosure Letter have been obtained and all filings and obligations described in Section 3.5(a)(ii) of the Company Disclosure Letter have been made, conflict with or violate any foreign or domestic law, statute, ordinance, rule, regulation, order, judgment or decree (“Law”) applicable to the Company or by which any property or asset of the Company is or may be bound or affected; or

                         (iii) except as set forth in Section 3.5(a)(iii) of the Company Disclosure Letter, result in any breach of or constitute a default (or an event which with or without notice or lapse of time or both would become a default) under, or modification in a manner adverse to the Company of any material right or benefit under or give to others any right of termination, amendment, acceleration, repayment or repurchase, increased payments or cancellation of or result in the creation of a Lien on any property or asset of the Company under any note, bond, mortgage, indenture, contract, agreement, commitment, lease, license, permit, franchise or other instrument or obligation (collectively, “Contracts”) to which the Company is a party or by which its assets or properties is or may be bound or affected;

except, in the case of clauses (ii) and (iii), for such consents, approvals, authorizations, breaches, defaults or other occurrences which, individually or in the aggregate, have not resulted and could not reasonably be expected to result in a Material Adverse Effect on the Company.

                 (b) Except as set forth in Section 3.5(b) of the Company Disclosure Letter, there are no Contracts to which the Company is a party or by which the Company or any asset of the Company is bound, which by its terms limits in any material respect the ability of the Company or, after consummation of the transactions contemplated by this Agreement, would by its terms limit in any material respect the ability of the Parent or any of its affiliates, to engage in any business in any area or for any period. None of the Company’s officers, directors or key employees is a party to any agreement which, by virtue of such person’s relationship with the Company, restricts in any material respect the Company or any affiliate of the Company from, directly or indirectly, engaging in any of the businesses in which it engages on the date hereof.

        Section 3.6 Governmental Required Filings and Consents. The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any domestic or foreign national, federal, state, provincial or local governmental, regulatory or administrative authority, agency, commission, court, tribunal or arbitral body or self-regulated entity (each, a “Governmental Entity”), except (i) for those consents or approvals set forth in Section 3.6 of the Company Disclosure Letter (the “Company Governmental Consents”), (ii) for applicable requirements of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), and the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”), (iii) applicable requirements of state securities or “blue sky” laws (“Blue Sky Laws”), (iv) the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (together with the rules and regulations promulgated thereunder, the “HSR Act”), and (v) for the filing of the Articles of Merger as required by the CBCA.

        Section 3.7 Permits; Compliance. The Company is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for the Company to own, lease and operate its properties or to carry on its business as it is now being conducted (collectively, the “Company Permits”), except for Company Permits which the failure to possess has not resulted and could not reasonably be expected to result in a Material Adverse Effect on the Company; and, as of the date of this Agreement, no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened. The Company is not in conflict with, or in default or violation of, (i) any Law applicable to the Company (including, without limitation, the FCRA) or by which any property or asset of the Company is or may be bound or affected, (ii) any Company Permits, or (iii) any other Contract to which the Company is a party or by which the Company or any property or asset of the Company is bound or affected, except for conflicts, defaults or violations which have not resulted and could not reasonably be expected to result in a Material Adverse Effect on the Company.

         Section 3.8 Securities Exchange Commission (“SEC”) Filings; Financial Statements.

                 (a) The Company has filed all forms, reports, proxy statements, registration statements and other documents (including all exhibits, annexes, supplements and amendments to such documents) required to be filed by it under the Exchange Act and the Securities Act since December 31, 1996 (collectively, including any such documents filed subsequent to the date of this Agreement, the “Company SEC Reports”) and the Company has made available to the Parent each Company SEC Report filed with the SEC. The Company SEC Reports, including any financial statements or schedules included or incorporated by reference, (i) comply with the requirements of the Exchange Act or the Securities Act or both, as the case may be, applicable to those Company SEC Reports and (ii) did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated or necessary in order to make the statements made in those Company SEC Reports, in the light of the circumstances under which they were made, not misleading.

                 (b) Each of the consolidated financial statements included in or incorporated by reference into the Company SEC Reports (including the related notes and schedules) comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited interim financial statements, as permitted by Form 10-Q of the SEC) and fairly present in all material respects (subject, in the case of the unaudited interim financial statements, to normal, year-end audit adjustments) the consolidated financial position of the Company as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended.

                 (c) Except as and to the extent set forth on the consolidated financial statements included in or incorporated by reference into the Company SEC Reports (including the related notes and schedules) or in Section 3.8(c) of the Company Disclosure Letter, the Company does not have any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet or in the related notes prepared in accordance with GAAP, except for liabilities or obligations incurred in the ordinary course of business since the date of the latest financial statements included in the Company SEC Reports that, individually or in the aggregate, have not resulted and could not reasonably be expected to result in a Material Adverse Effect on the Company.

         Section 3.9 Absence of Certain Changes or Events.

                 (a) Except as described in Section 3.9 of the Company Disclosure Letter, since December 31, 2000, the Company has conducted its businesses only in the ordinary course and in a manner consistent with past practice and, since such date, there has not occurred or arisen any change, effect, event or occurrence that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect on the Company.

                 (b) Except as set forth in Section 3.9(b) of the Company Disclosure Letter, since December 31, 2000, there has not been:

                         (i) (A) any Contract entered into by the Company relating to any acquisition or disposition of any assets or business or (B) any modification, amendment, assignment or termination of or relinquishment by the Company of any rights under any other Contract (including any insurance policy naming it as a beneficiary or a loss payable payee) that does or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, other than transactions, commitments, contracts or agreements in the ordinary course of business consistent with past practice or those contemplated by this Agreement;

                         (ii) any (A) grant of any severance or termination pay to any director, officer or employee of the Company; (B) entering into of any employment, deferred compensation, consulting or other similar agreement (or any amendment to any such existing agreement) with any director, officer or employee of or consultant to the Company; (C) increase in compensation, bonus or other benefits payable under any existing severance or termination pay policies or employment or consulting agreements; or (D) increase in compensation, bonus or other benefits payable to directors, officers or employees of or consultant to the Company who are not parties to employment or consulting agreements with the Company in effect prior to such date, other than, in the case of clauses (A) through (D), with respect to any directors, officers, consultants and employees that are not parties to employment or consulting agreements with the Company, in the ordinary course of business consistent with past practices or, in the case of clauses (A) through (D) with respect to any directors, officers, consultants or employees who are parties to employment or consulting agreements, in accordance with their respective employment or consulting agreements;

                          (iii) any damage, destruction or other casualty loss with respect to any material asset or material property owned, leased or otherwise used by the Company, not covered by insurance;

                          (iv) any change by the Company in its accounting methods, principles or practices;

                          (v) any declaration, setting aside or payment of any dividend or distribution in respect of Company Shares or any redemption, purchase or other acquisition of any of the Company's securities;

                          (vi) any increase in the eligibility, compensation or benefits or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, the granting of stock options, stock appreciation rights, performance awards or restricted stock awards), stock purchase or other employee benefit plan, or any other increase in the compensation payable or to become payable to any executive officers of the Company except in the ordinary course of business consistent with past practice or except as required by applicable Law;

                          (vii) (A) any incurrence or assumption by the Company of any indebtedness for borrowed money or (B) any guarantee, endorsement or other incurrence or assumption of material liability (whether directly, contingently or otherwise) by the Company for the obligations of any other person, other than in the ordinary course of business consistent with past practice;

                          (viii) any creation or assumption by the Company of any Lien on any material asset of the Company, other than in the ordinary course of business, consistent with past practice; or

                          (ix) any making of any loan, advance or capital contribution to or investment in any person by the Company other than in the ordinary course of business, consistent with past practice.

         Section 3.10 Employee Benefit Plans.

                 (a) Section 3.10(a)(i) of the Company Disclosure Letter sets forth a true, correct and complete list of each pension, retirement, savings, disability, medical, dental, health, life, death benefit, group insurance, profit sharing, deferred compensation, stock purchase, stock option, bonus, incentive, employment, severance pay, or other employee benefit plan, trust, arrangement, contract, commitment, agreement or policy, whether written or oral, contingent or otherwise of the Company (collectively, “Company Benefit Plans”). Except as set forth in Section 3.10(a)(ii) of the Company Disclosure Schedule, each Company Benefit Plan (i)  has been administered and is in compliance with the terms of such plan and all applicable laws, rules and regulations, and (ii) no “reportable event” (as such term is used in Section 4043 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) (other than those events for which the 30 day notice has been waived pursuant to the regulations), “prohibited transaction” (as such term is used in Section 406 of ERISA or Section 4975 of the Code) or “accumulated funding deficiency” (as such term is used in Section 412 or 4971 of the Code) has heretofore occurred with respect to any Company Benefit Plan or any of its affiliates and any trade or business which is or has ever been under common control or which is or has ever been treated as a single employer with any of them under Section 414(b), (c), (m) or (o) of the Code (an “ERISA Affiliate”).

                 (b) There is no litigation or administrative or other proceeding involving any Company Benefit Plan nor has the Company received notice that any such proceeding is threatened. Neither the Company nor any ERISA Affiliate of the Company has any obligation or liability with respect to any Benefit Plan subject to Title IV of ERISA, including, without limitation, any “multiemployer plan” (within the meaning of Section 3(37) of ERISA).

                 (c) True, correct and complete copies of the following documents, with respect to each of the Company Benefit Plans, have been made available or delivered to Parent by the Company, to the extent applicable: (i) any plans, all amendments thereto and related trust documents, and amendments thereto; (ii) the most recent Form 5500 and all schedules thereto and the most recent and accurate actuarial report, if any; (iii) the most recent IRS determination letter; (iv) summary plan descriptions; (v) written communications to employees relating to the Company Benefit Plans; and (vi) written descriptions of all non-written agreements relating to the Company Benefit Plans.

                 (d) Except as set forth in Section 3.10(d) of the Company Disclosure Letter, the Company Benefit Plans intended to qualify under Section 401 of the Code are so qualified and the trusts maintained pursuant thereto are exempt from federal income taxation under Section 501 of the Code, and nothing has occurred with respect to the operation of the Company Benefit Plans which could cause the loss of such qualification or exemption or the imposition of any liability, penalty or tax under ERISA or the Code.

                 (e) Except as set forth in Section 3.10(e) of the Company Disclosure Letter and except as individually or in the aggregate do not result or could not reasonably be expected to result in a material liability to the Company, all contributions (including all employer contributions and employee salary reduction contributions) required to have been made under any of the Company Benefit Plans or by Law (without regard to any waivers granted under Section 412 of the Code), to any funds or trusts established thereunder or in connection therewith have been made by the due date thereof (including any valid extension), and all contributions for any period ending on or before the Effective Time which are not yet due will have been paid or accrued on or prior to the Effective Time.

                 (f) None of the Company Benefit Plans provide for post- employment life or health insurance, benefits or coverage for any participant or any beneficiary of a participant, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) and at the expense of the participant or the participant’s beneficiary. Except as set forth in Section 3.10(f) of the Company Disclosure Letter and except as individually or in the aggregate do not result or could not reasonably be expected to result in a material liability to the Company, each of the Company and any ERISA Affiliate which maintains a “group health plan” within the meaning Section 5000(b)(1) of the Code has complied with the notice and continuation requirements of Section 4980B of the Code, COBRA, Part 6 of Subtitle B of Title I of ERISA and the regulations thereunder.

                 (g) Except as set forth in Section 3.10(g) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment becoming due to any employee (current, former or retired) of the Company, (ii) increase any benefits otherwise payable under any Company Benefit Plan or (iii) result in the acceleration of the time of payment or vesting of any such benefits under any such plan.

                 (h) Except as set forth in Section 3.10(h) of the Company Disclosure Letter there is no contract, plan or arrangement (written or otherwise) covering any employee or former employee of the Company or any Subsidiary that, individually or collectively, will give rise to the payment of any amount that would not be deductible by the Company by reason of Section 280G or Section 162(m) of the Code.

         Section 3.11 [Reserved.]

        Section 2.12 Litigation. Except as described in Section 3.12 of the Company Disclosure Letter or in any Company SEC Reports filed prior to the date hereof, there is no suit, claim, action, proceeding or investigation (collectively, “Claims”) pending or, to the knowledge of the Company, threatened or contemplated against the Company before any Governmental Entity nor are there any investigations or reviews by any Governmental Entity pending or, to the Company’s knowledge threatened or contemplated against, relating to or affecting the Company, that, if adversely determined, individually or in the aggregate, has resulted or could reasonably be expected to result in a Material Adverse Effect on the Company. The Company is not subject to any outstanding order, writ, injunction or decree of any court or Governmental Entity which, individually or in the aggregate, has resulted or could reasonably be expected to result in a Material Adverse Effect on the Company.

         Section 3.13 Environmental Matters. Except as disclosed on Section 3.13 of the Company Disclosure Letter or in any Company SEC Reports filed prior to the date hereof, and except, individually or in the aggregate, as could not reasonably be expected to have a Material Adverse Effect on the Company:

                 (a) The Company is not and has not been in violation of any applicable Safety and Environmental Law (as defined below);

                 (b) The Company has all Company Permits required pursuant to Safety and Environmental Laws that are material to the conduct of the business of the Company, all such Permits are in full force and effect, no action or proceeding to revoke, limit or modify any of such Permits is pending, and the Company is in compliance with all terms and conditions thereof;

                 (c) The Company has not received, and does not expect to receive, due to the consummation of the Agreement, any Environmental Claim (as defined below);

                 (d) To the Company's knowledge, there is not now and has not been at any time in the past a Release (as defined below) or threatened Release of Hazardous Substances (as defined below) into the Environment (as defined below) for which the Company may be directly or indirectly responsible; and

                 (e) To the Company's knowledge, there is not now and has not been at any time in the past at, on or in any of the real properties owned, leased or operated by the Company, and, to the Company’s knowledge, was not at, on or in any real property previously owned, leased or operated by the Company or any predecessor: (i) any generation, use, handling, Release, treatment, recycling, storage or disposal of any Hazardous Substances, (ii) any underground storage tank, surface impoundment, lagoon or other containment facility (past or present) for the temporary or permanent storage, treatment or disposal of Hazardous Substances, (iii) any asbestos-containing material in a condition requiring abatement, (iv) any Release or threatened Release, or any visible signs of Releases or threatened Releases, of a Hazardous Substance to the Environment in form or quantity requiring remedial action under Safety and Environmental Laws, or (v) any Hazardous Substances present at such property, excepting such quantities as are handled in accordance with all applicable manufacturer’s instructions and Safety and Environmental Laws and in proper storage containers, and as are necessary for the operations of the Company.

         For purposes of this Agreement, the following terms have the following meanings:

                 (a) “Environment” means navigable waters, waters of the contiguous zone, ocean waters, natural resources, surface waters, ground water, drinking water supply, land surface, subsurface strata, ambient air, both inside and outside of buildings and structures, man-made buildings and structures, and plant and animal life on earth.

                 (b) “Environmental Claims” means any notification, whether direct or indirect, formal or informal, written or oral, pursuant to Safety and Environmental Laws or principles of common law relating to pollution, protection of the Environment or health and safety, at any of the current or past operations of any of the Parent, any Parent Subsidiary, or the Company, as the case may be.

                 (c) “Hazardous Substance” means any toxic waste, pollutant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or waste, petroleum or petroleum-derived substance or waste, radioactive substance or waste, or any constituent of any such substance or waste, or any other substance regulated under or defined by any Safety and Environmental Law.

                 (d) “Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into or through the indoor or outdoor Environment or into, through or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, ground water or property.

                 (e) “Safety and Environmental Laws” means all federal, state and local Laws and Orders relating to pollution, protection of the Environment, public or worker health and safety, or the emission, discharge, release or threatened release of pollutants, contaminants or industrial, toxic or hazardous substances or wastes into the Environment or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants or industrial, toxic or hazardous substances or wastes, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. ss. 9601 et seq., the Resource Conservation and Recovery Act, 42 U.S.C.ss. 6901 et seq., the Toxic Substances Control Act, 15 U.S.C.ss. 2601 et seq., the Federal Water Pollution Control Act, 33 U.S.C.ss. 1251 et seq., the Clean Air Act, 42 U.S.C.ss. 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C.ss. 121 et seq., the Occupational Safety and Health Act, 29 U.S.C.ss. 651 et seq., the Asbestos Hazard Emergency Response Act, 15 U.S.C.ss. 2601 et seq., the Safe Drinking Water Act, 42 U.S.C.ss. 300f et seq., the Oil Pollution Act of 1990 and analogous state acts.

         Section 3.14 Intellectual Property.

                 (a) (i) Section 3.14(a)(i) of the Company Disclosure Letter sets forth all domestic and foreign patents and patent applications, trademark and service mark registrations and applications, Internet domain name registrations and applications, copyright registrations and applications, and all other material Intellectual Property (as defined below) owned by the Company, specifying as to each item, as applicable: (A) the nature of the item, including the title; (B) the owner of the item; (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed; and (D) the issuance, registration or application numbers and dates.

                          (ii) Section 3.14(a)(ii) of the Company Disclosure Letter sets forth, and the Company has heretofore made available to the Parent correct and complete copies of, all licenses, sublicenses, and other agreements or permissions (“IP Licenses”) under which the Company is a (x) licensor or (y) licensee or otherwise is authorized to use or practice any Intellectual Property. For purposes of this Agreement, “Intellectual Property” means all of the following as they exist in all jurisdictions throughout the world, in each case, to the extent owned by, licensed to, or otherwise used by the Company: (A) patents, patent applications, and other patent rights (including any divisions, continuations, continuations-in-part, substitutions, or reissues thereof, whether or not patents are issued on any such applications and whether or not any such applications are modified, withdrawn, or resubmitted); (B) trademarks, service marks, trade dress, trade names, brand names, Internet domain names, designs, logos, or corporate names, whether registered or unregistered, and all registrations and applications for registration thereof; (C) copyrights, including all renewals and extensions, copyright registrations and applications for registration, and non-registered copyrights; (D) trade secrets, concepts, ideas, designs, research, processes, procedures, techniques, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights or information (whether or not patentable or subject to copyright, mask work, or trade secret protection) (collectively, “Technology”); and (E) computer software programs, including all source code, object code, and documentation related thereto (the “Software”).

                 (b) The Company owns or otherwise possess legally enforceable rights to use, sell, license and sublicense, free and clear of any and all Liens or material restrictions, any and all Intellectual Property that is material to its business and operations.

                 (c) All of the Company's material Intellectual Property rights are valid and enforceable. The Company has not infringed upon or otherwise violated the intellectual property rights of any third party or received any Claim alleging any such infringement or other violation. The Company has not, during the five years preceding the date hereof, been a party to any Claim, nor, to the knowledge of the Company, is any Claim threatened or is there any valid ground for a Claim that challenges the validity, enforceability, ownership, or the Company’s right to use, sell, and license any Intellectual Property that is material to the Company’s business and operations. No third party is infringing in any material respect upon any Intellectual Property material to its business and operations.

                 (d) The Company has taken all necessary and desirable actions to maintain and protect each item of Intellectual Property owned by the Company that is material to the Company’s business and operations.

                 (e) The Company has taken all reasonable precautions to protect the secrecy, confidentiality, and value of their trade secrets and the proprietary nature and value of the Technology and the Software that is material to the Company’s business and operations.

                 (f) All material Software used, sold, or licensed by the Company is free from any material software defect, performs in all material respects in conformance with its documentation, and does not contain any bugs or viruses or any code or mechanism that could be used to materially interfere with its operation.

                 (g) Except as set forth in Section 3.14(g) of the Company Disclosure Letter, the Company is not, nor, as a result of the execution and delivery of this Agreement or the performance of its obligations under this Agreement, will be, in material violation of any agreement relating to any Intellectual Property material to the Company’s business and operations. Except as set forth in Section 3.14(g) of the Company Disclosure Letter, after the completion of the transactions contemplated by this Agreement, the Company will continue to own all right, title, and interest in and to or have a license to use all Intellectual Property (including all Software) on identical terms and conditions as the Company enjoyed immediately prior to such transactions.

                 (h) Except as set forth in Section 3.14(h) of the Company Disclosure Letter, each present or past employee, officer, consultant or any other person who developed any part of any Company product or any Intellectual Property that is or will be made, used or sold by the Company has executed a valid and enforceable agreement with the Company that (i) conveys any and all right, title and interest in and to all Intellectual Property developed by such person in connection with such person’s employment or contract to the Company, (ii) requires such person, during and after the term of employment or contract, to cooperate with the Company in the prosecution of any patent applications filed in connection with such Intellectual Property, (iii) to the extent such person is an author of a copyrighted work created in connection with such person’s employment or contract, such work is a “work made for hire,” as set forth in 17 U.S.C. § 101, (iv) establishes a covenant by such person that no process, technique, innovation or other work product provided to the Company is derived from or otherwise the proprietary information of a prior employer or contractor, in contravention of any prior confidentiality agreement, and (v) obligates the employee or contractor to keep any Company confidential information, including Trade Secrets, confidential both during and after the term of employment or contract. Except as set forth on Schedule 3.14 (h), no such employee, consultant or other person has excluded works or inventions made prior to his employment with or work for the Company from his assignment of inventions pursuant to such proprietary invention agreements.

                 (i) Set forth in Section 3.14(i) of the Company Disclosure Letter is a true and complete list of each of the employees of the Company and any other persons who were primarily involved in the development of the material Intellectual Property of the Company.

         Section 3.15 Taxes.

                 (a) Except as set forth in Section 3.15(a) of the Company Disclosure Letter, all federal, state, county, local, foreign and other taxes (including, without limitation, income, profits, premium, estimated, excise, sales, use, occupancy, gross receipts, franchise, ad valorem, severance, capital levy, production, transfer, withholding, employment, unemployment compensation, payroll related and property taxes, import duties and other governmental charges and assessments), whether or not measured in whole or in part by net income, and including deficiencies, interest, additions to tax or interest, and penalties with respect thereto (including amounts required to be paid respect to taxes as a result of any tax sharing agreement or similar arrangement described in paragraph (d) of this Section 3.15) (hereinafter “Taxes” or, individually, a “Tax”) have been timely paid, and any Taxes required to be paid by or with respect to the Company after the date hereof and on or before the Effective Time shall be timely paid.

                 (b) Except as set forth in Section 3.15(b) of the Company Disclosure Letter, all returns and reports required to be filed by or with respect to the Company with respect to Taxes (hereinafter “Tax Returns” or, individually, a “Tax Return”) on or before the date hereof have been timely filed. All Tax Returns required to be filed by or with respect to the Company after the date hereof and on or before the Effective Time shall be prepared and timely filed, in a manner consistent with prior years and all applicable laws and regulations. All such Tax Returns and amendments thereto are, or with respect to Tax Returns not yet due, will be true, complete and correct in all respects. No penalties or other charges are or will become due with respect to the late filing of any Tax Return of the Company or payment of any Tax of the Company, required to be filed or paid on or before the Effective Time. Prior to the date hereof, the Company has provided to the Parent all revenue agents’ reports and other written assertions of deficiencies or other liabilities for Taxes of the Company with respect to past periods for which the applicable statute of limitations has not expired. The Company will provide to the Parent copies of any such reports or written assertions received after the date hereof within ten (10) days of their first being received by it.

                 (c) With respect to all Tax Returns filed by or with respect to the Company, except as set forth in Section 3.15(c) of the Company Disclosure Letter: (A) to the best of the Company’s knowledge the statute of limitations for the assessment of corporate income taxes has expired for all years prior to 1998, and there are no outstanding waivers extending the statutory period of limitations relating to the assessment or payment of Taxes due from the Company for any taxable period ending prior to the date hereof which are expected to be outstanding as of the date hereof; (B) no audit or other investigation for the collection of Taxes is in progress, the Company has not been notified that any audit will commence with respect to Taxes due from the Company, and no extension of time has been executed with respect to any date on which any Tax Return was or is to be filed; and (C) there is no deficiency or adjustment for any Taxes proposed or threatened in writing against the Company.

                 (d) Except as set forth in Section 3.15(d) of the Company Disclosure Letter, the Company has not been and is not a party to any tax sharing agreement or similar arrangement with any person.

                 (e) Except as set forth in Section 3.15(e) of the Company Disclosure Letter, the Company, (i) is not now and has never been a member of any consolidated, combined or unitary group, other than a group of which the Company is the common parent, for purposes of filing Tax Returns or paying Taxes, or (ii) other than as a result of being a member of a consolidated, combined or unitary group of which the Company is the common parent, is not liable for the Taxes of any other person, under Treasury Regulations Section 1.1502-6 (or any similar provision of foreign, state or local law) or as a transferee, successor or otherwise.

                 (f) Except as set forth in Section 3.15(f) of the Company Disclosure Letter, no “consent” within the meaning of Section 341(f) of the Code has been filed with respect to the Company.

                 (g) Except as set forth in Section 3.15(g) of the Company Disclosure Letter, the Company (a) has not agreed to and is not required to make any adjustment pursuant to Section 481 of the Code (or any predecessor provision of other laws or regulations) by reason of a change in accounting method or otherwise, (b) does not have knowledge that any taxing authority has proposed any such adjustment or change, which proposal is currently pending, and (c) does not have an application pending with any taxing authority requesting permission for any change in accounting methods that relates to its business and operations.

                 (h) Except as set forth in Section 3.15(h) of the Company Disclosure Letter, no property of the Company is required to be treated as owned by any person (other than the Company) pursuant to Section 168(f)(8) of the Internal Revenue Code of 1954 (as in effect prior to its amendment by the Tax Reform Act of 1986) or is “tax-exempt use property” within the meaning of Section 168 of the Code.

                 (i) There are no Tax rulings, request for rulings, or closing agreements relating to the Company which could affect their liability for Taxes for any period after the Closing Date.

                 (j) No Taxes are delinquent or constitute a lien against the Company, except for the current year’s ad valorem Taxes not yet due and payable, and except with respect to Taxes being contested in good faith by appropriate proceedings (all of which are disclosed on Section 3.15(j) of the Company Disclosure Letter) and for payment of which Taxes adequate reserves have been established.

                 (k) The Company is not a party to any contract, agreement, plan, or arrangement that, individually or collectively, could give rise to the payment of any amount that would not be deductible by the Company by reason of Section 280G of the Code.

                 (l) The Company does not own any “corporate acquisition indebtedness” within the meaning of Section 279 of the Code.

         Section 3.16 Material Contracts.

                 (a) The Company has heretofore made available to the Parent correct and complete copies of all Contracts (and all amendments, modifications and supplements thereto and all side letters to which the Company is a party affecting the obligations of any party thereunder) to which the Company is a party or by which any of its properties or assets are bound that are material to the business, properties or assets of the Company and its subsidiaries taken as a whole, including, without limitation, all: (i) partnership or joint venture agreements; (ii) Contracts for the acquisition, sale or lease of material properties or assets of the Company (by merger, purchase or sale of assets or stock or otherwise) entered into since December 31, 1997; (iii) Contracts with any Governmental Entity other than those entered into in the ordinary course of business consistent with past practice; (iv) loan or credit agreements, mortgages, indentures or other agreements or instruments evidencing indebtedness of the Company for borrowed money or evidencing indebtedness of any Person to the Company or any such Contracts pursuant to which indebtedness for borrowed money may be incurred; (v) Contracts that purport to limit, curtail or restrict in any material respect the ability of the Company to compete in any geographic area or line of business other than those entered into in the ordinary course of business consistent with past practice; (vi) Contracts that would be required to be filed as an exhibit to a Form 10-K filed by the Company with the SEC on the date hereof; (vii) Contracts with customers that generated revenues in excess of $100,000 during the 12 month period ended December 31, 2000; and (viii) commitments and agreements to enter into any of the foregoing (collectively, the “Material Contracts”).

                 (b) Each of the Material Contracts constitutes the valid and legally binding obligation of the Company enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. There is no default under any Material Contract by the Company or, to the Company’s knowledge, by any other party thereto, and, to the Company’s knowledge, no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or, to the Company’s knowledge, any other party.

         Section 3.17 Certain Agreements. Except as set forth in Section 3.17 of the Company Disclosure Letter, the Company is not a party to any oral or written (i) agreement with any executive officer or other key employee of the Company thebenefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company of the nature contemplated by this Agreement or (ii) Company Benefit Plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

        Section 3.18 Real Property. The Company SEC Reports describe all real property owned by the Company. Except as set forth in Section 3.18 of the Company Disclosure Letter, the Company is the owner of fee title to the real property described in the Company SEC Reports as being owned by the Company and to all of the buildings, structures and other improvements located thereon free and clear of any mortgage, deed of trust, lien, pledge, security interest, claim, lease, charge, option, right of first refusal, easement, restrictive covenant, encroachment or other survey defect, encumbrance or other restriction or limitation except for any of the foregoing which, individually or in the aggregate, do not and could not reasonably be expected to have a Material Adverse Effect on the Company. The Company has made available correct and complete copies of all leases, subleases and other agreements (including all amendments, modifications and supplements thereto and all side letters to which the Company is a party affecting the obligations of any party thereunder) (the “Company Real Property Leases”) under which the Company uses or occupies or has the right to use or occupy, now or in the future, any real property. Each Company Real Property Lease constitutes the valid and legally binding obligation of the Company, enforceable in accordance with its terms and is in full force and effect. All material amounts payable by the Company as tenants under each Company Real Property Lease are current, no termination event or condition or uncured default of a material nature on the part of the Company or, to the Company’s knowledge, the landlord, exists under any Company Real Property Lease. The Company has a good and valid leasehold interest in each parcel of real property leased by it free and clear of all Liens, except (i) Taxes and general and special assessments not in default and payable without penalty and interest, and (ii) other Liens which do not materially interfere with the Company’s use and enjoyment of such real property or materially detract from or diminish the value thereof.

         Section 3.19 Labor Matters.

                 (a) Section 3.19 of the Company Disclosure Letter sets forth a list of all employment agreements currently in effect providing for annual base salary and guaranteed bonus in excess of $50,000 or which extend for more than one year after the Effective Time and any labor or collective bargaining agreements to which the Company is a party. The Company has heretofore made available to Parent true and complete copies of (i) the employment agreements listed on Section 3.19 of the Company Disclosure Letter and (ii) the labor or collective bargaining agreements listed on Section 3.19 of the Company Disclosure Letter, together with all amendments, modifications, supplements and side letters, whether written or oral, affecting the duties, rights and obligations of any party thereunder.

                 (b) The Company is not the subject of any suit, action or proceeding which is pending or, to the knowledge of the Company, threatened, asserting that the Company has committed an unfair labor practice (within the meaning of the National Labor Relations Act or applicable state statues) or seeking to compel the Company to bargain with any labor organization as to wages and conditions of employment, in any such case, that is reasonably expected to result in a material liability of the Company. No strike or other labor dispute involving the Company is pending or, to the knowledge of the Company, threatened, and, to the knowledge of the Company, there is no activity involving any employees of the Company seeking to certify a collective bargaining unit or engaging in any other organizational activity, except for such dispute or activity which, individually or in the aggregate, has not had or could not reasonably be expected to have a Material Adverse Effect on the Company.

         Section 3.20 Insurance.

                 (a) The Company has obtained insurance for risks and in amounts that are customary for the industries in which such persons conduct business. The Company has heretofore made available to the Parent complete and correct copies of all such insurance policies and binders. Except as set forth in Section 3.20(a) of the Company Disclosure Letter and except, individually or in the aggregate, as does not and could not reasonably be expected to have a Material Adverse Effect on the Company, with respect to each such insurance policy: (A) to the best of the Company’s knowledge, such policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (B) the Company is not in breach or default (including any breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default or permit termination or modification, under such policy; (C) all premiums charged for such policy have been paid when payment has become due and payable thereunder and, there are no unfunded or unpaid premiums, loss costs or retentions outstanding; (D) all liabilities with respect to such policy are fully and adequately reflected in accordance with GAAP applied on a consistent basis on the Company’s financial statements as of the respective dates thereof; (E) no party to such policy has repudiated, or given notice of an intent to repudiate, any provision thereof and (F) to the knowledge of the Company, no insurer on such policy has been declared insolvent or placed into receivership, conservatorship or liquidation or currently has a rating of “B+" or below from A.M. Best & Co. or a claims paying ability rating of “BBB” or below from Standard & Poors, Inc.

                 (b) Except as does not and could not reasonably be expected to have a Material Adverse Effect on the Company, at no time subsequent to January 1, 1998 has the Company (i) been denied any material insurance or indemnity bond coverage which it has requested, (ii) made any material reduction in the scope or amount of its insurance coverage, or, except as set forth in Section 3.20(b) of the Company Disclosure Letter, received written notice from any of its insurance carriers that any insurance premiums will be subject to increase in an amount materially disproportionate to the amount of the increases with respect thereto (or with respect to similar insurance) in prior years or that any insurance coverage currently held by the Company will not be available in the future substantially on the same terms as are now in effect or (iii) suffered any extraordinary increase in premium for renewed coverage.

        Section 3.21 Customers. Except as set forth in Section 3.21 of the Company Disclosure Letter, the relationships of the Company with the customers to the Contracts described in Section 3.16(a)(vii) of this Agreement are good commercial working relationships and, except as set forth in Section 3.21 of the Company Disclosure Letter, no such customer within the last twelve months has terminated or threatened in writing to cancel or otherwise terminate the relationship of such person with the Company.

        Section 3.22 Investment Company Act. The Company is not an “investment company,” or a company “controlled” by, or an “affiliated company” with respect to, an “investment company,” within the meaning of the Investment Company Act of 1940, as amended (the “Investment Company Act”).

        Section 3.23 Opinion of Financial Advisor. Lehman Brothers Inc. (the “Company Financial Advisor”) has delivered to the Board of Directors of the Company its oral opinion to the effect that, as of the date of this Agreement, the Merger Consideration to be received by the Company’s shareholders is fair to the Company’s shareholders from a financial point of view, which opinion was or will promptly after the date of this Agreement be confirmed in writing and accompanied by an authorization to include a copy of that opinion in the Proxy Materials (as defined in Section 5.4(a)). The Company has delivered or will, promptly after receipt of such written opinion, deliver a signed copy of that written opinion to the Parent.

        Section 3.24 Brokers. No broker, finder or investment banker, other than the Company Financial Advisor, is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. Prior to the date of this Agreement, the Company has made available to the Parent a complete and correct copy of all agreements between the Company and the Company Financial Advisor under which the Company Financial Advisor would be entitled to any payment relating to the Merger or any other transaction.

        Section 3.25 Certain Statutes. No “fair price,” “moratorium,” “control share acquisition” or other similar state or federal anti-takeover statute or regulation (each a “Takeover Statute”) is, as of the date of this Agreement, applicable to the Merger or any other transactions contemplated by this Agreement.

        Section 3.26 Information. None of the information to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement (as defined in Section 5.4(a)) at the time of the mailing of the Proxy Statement and any amendments or supplements of the Proxy Statement and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated in that Proxy Statement or necessary in order to make the statements in that Proxy Statement, in light of the circumstances under which they are made, not misleading. The Proxy Statement (except for those portions of the Proxy Statement that relate only to Parent or subsidiaries or affiliates of the Parent) will comply as to form in all material respects with the provisions of the Exchange Act.

        Section 3.27 Vote Required. The Requisite Company Vote is the only vote of the holders of any class or series of the Company’s capital stock necessary (under the Company Charter Documents, the CBCA, other applicable Law or otherwise) to approve this Agreement, the Merger or the other transactions contemplated by this Agreement.

         Section 3.28 Consumer Reporting Agency Laws. Except as set forth in Section 3.28 of the Company Disclosure Letter, the Company is currently, and has been at all times, in full compliance in all material respects with the Fair Credit Reporting Act, 15 U.S.C.ss. 1681 et. seq., as amended (the “FCRA”) and any and all other applicable federal, state, local, and foreign laws and regulations (collectively, “Consumer Reporting Agency Laws”) which govern the assembly, sale, resale,distribution, reinvestigation, and correction of “consumer report” information by a “consumer reporting agency,” as those terms are defined in the FCRA. Without limiting the generality of the foregoing, and except as set forth in Section 3.28 of the Company Disclosure Letter, the Company is current in all material respects with respect to: (i) the receipt of all certifications of compliance required from “resellers” and “end users” for consumer reports furnished or to be furnished to them by the Company; (ii) the timely delivery to end users and consumers, as and when required by the FCRA, of summaries of consumers’ rights under the FCRA, in the form prescribed by the Federal Trade Commission; and (iii) all requests by consumers for disclosure, reinvestigation, and/or correction by the Company of such consumers’ information in the files of the Company. In addition, the Company represents that it has obtained executed User Agreements from all current and past customers to whom the Company has provided any consumer report information. Except as disclosed in Section 3.28 of the Company Disclosure Letter, there are no actions or proceedings pending or, to the Company’s knowledge, threatened alleging failure by the Company to comply with any Consumer Reporting Agency Laws. Except as disclosed in Section 3.28 of the Company Disclosure Letter, the Company is not aware of any material noncompliance by any customer of the Company with the User Agreement between such customer and the Company or with the customer’s obligations to: (x) obtain prior written authorization from consumers for the Company to furnish consumer reports to the customer; (y) deliver prior and subsequent notice to consumers of an “adverse action” by the customer based in whole or in part on a consumer report furnished by the Company, together with a summary of the consumer’s rights in the form prescribed by the Federal Trade Commission; or (z) use reports furnished by the Company solely for the “permissible purpose” authorized by the customer’s User Agreement with the Company. All terms in quotation marks appearing in this Section 3.28 shall have the same meaning given to them in the FCRA.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES
OF THE PARENT AND MERGER SUB

         Each of the Parent and Merger Sub represents and warrants to the Company that:

        Section 4.1 Organization and Qualification. Each of the Parent and Merger Sub has been duly organized and is validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of the Parent and Merger Sub is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that, individually or in the aggregate, have not resulted and could not reasonably be expected to result in a Material Adverse Effect on the Parent. For purposes of this Agreement, “Material Adverse Effect on the Parent” means any change in or effect on the business, assets, properties, results of operations, prospects or condition (financial or otherwise) of the Parent or any significant subsidiary (as defined in Section 8.1) of the Parent (collectively, the “Parent Subsidiaries”) that is or could be materially adverse to the Parent and the Parent Subsidiaries, taken as a whole, or that could materially impair the ability of the Parent or Merger Sub to perform its obligations under this Agreement or to consummate transactions contemplated hereby.

        Section 4.2 Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $.01 per share (“Sub Common Stock”). All of the issued and outstanding shares of Sub Common Stock are (A) owned by the Parent or another Parent Subsidiary wholly owned by the Parent and (B) duly authorized, validly issued, fully paid and nonassessable.

        Section 4.3 Authority. Each of the Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement to perform its obligations hereunder and to consummate the transactions contemplated hereby to be consummated by it. The execution and delivery of this Agreement by each of the Parent and Merger Sub and the consummation by each of the Parent and Merger Sub of such transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Parent or Merger Sub are necessary to authorize this Agreement or to consummate such transactions. This Agreement has been duly authorized and validly executed and delivered by each of the Parent and Merger Sub and constitutes the legal, valid and binding obligation of each of the Parent and Merger Sub, enforceable against each of the Parent and Merger Sub in accordance with its terms.

        Section 4.4 No Conflict. The execution and delivery of this Agreement by the Parent and Merger Sub do not, and the performance of this Agreement by each of the Parent and Merger Sub will not:

                 (a) conflict with or violate any provision of any Parent Charter Document or any equivalent organizational documents of Merger Sub;

                 (b) assuming that all consents, approvals, authorizations and other actions described in Section 4.4(b) of the Parent Disclosure Letter have been obtained and all filings and obligations described in Section 4.4(b) of the Parent Disclosure Letter have been made, conflict with or violate any foreign or domestic Law applicable to the Parent or Merger Sub or by which any property or asset of the Parent or Merger Sub is or may be bound or affected; or

                 (c) except as set forth in Section 4.4(c) of the Parent Disclosure Letter, result in any breach of or constitute a default (or an event which with or without notice or lapse of time or both would become a default) under, or modification in a manner adverse to the Parent and the Merger Sub of any material right or benefit under or give to others any right of termination, amendment, acceleration, repayment or repurchase, increased payments or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the Parent or Merger Sub under any Contract to which the Parent or Merger Sub is a party or by which any of them or their assets or Properties is or may be bound or affected, except, in the case of clauses (b) and (c), for such consents, approvals, authorizations, breaches, defaults or other occurrences which, individually or in the aggregate, have not resulted and could not reasonably be expected to result in a Material Adverse Effect on the Parent.

        Section 4.5 Governmental Required Filings and Consents. The execution and delivery of this Agreement by the Parent and Merger Sub do not, and the performance of this Agreement by the Parent and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Government Entity except for (i) those consents or approvals set forth in Section 4.5 of the Parent Disclosure Letter (the “Parent Governmental Consents”), (ii) applicable requirements of the Exchange Act and the Securities Act, (iii) applicable requirements of Blue Sky Laws, (iv) the rules and regulations of the NYSE and the pre-merger notification requirements of the HSR Act, and (v) the filing of the Articles of Merger as required by the CBCA.

        Section 4.6 Brokers. Except as set forth in Section 4.6 of the Parent Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or the other transactions contemplated hereby based upon arrangements made by or on behalf of the Parent or Merger Sub.

        Section 4.7 Information. None of the information to be supplied by the Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated in that Proxy Statement or necessary in order to make the statements in that Proxy Statement, in light of the circumstances under which they are made, not misleading. The Proxy Statement (except for such portions thereof that relate only to the Company or affiliates of the Company) will comply as to form in all material respects with the provisions of the Exchange Act and the Securities Act, respectively.

        Section 4.8 Board Approval. The Board of Directors of the Merger Sub, by resolutions duly adopted at a meeting duly called and held or by unanimous written consent in lieu of a meeting, has approved this Agreement, the Merger and the other transactions contemplated hereby.

        Section 4.9 Vote Required. No vote of the holders of any class or series of the Parent’s capital stock is necessary to adopt this Agreement and approve the transactions contemplated hereby.

        Section 4.10 Interim Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement.

ARTICLE 5

COVENANTS

        Section 5.1 Conduct of Business of the Company. Except as contemplated by this Agreement or with the prior written consent of the Parent, during the period from the date of this Agreement to the Effective Time, the Company will conduct its operations and business only in the ordinary course of business consistent with past practice and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of this Agreement, preserve intact its business organization’s goodwill, keep available the services of its officers and key employees, and preserve the goodwill and business relationships with suppliers, facilities providers, customers and others having business relationships with it, with the intent that such goodwill and ongoing business relationships shall be unimpaired in all material respects at the Effective Time. Without limiting the generality of the foregoing, and except as otherwise contemplated by this Agreement or disclosed in Section 5.1 of the Company Disclosure Letter, prior to the Effective Time, the Company will not, without the prior written consent of the Parent:

                 (a) adopt any amendment to the Company Charter Documents;

                 (b) issue, reissue or sell, or authorize the issuance, reissuance or sale of (i) additional shares of capital stock of any class, or securities convertible into capital stock of any class, or any rights, warrants or options to acquire any convertible securities or capital stock, other than the issue of Company Shares, in accordance with the terms of the instruments governing such issuance on the date hereof, pursuant to the exercise of Company Stock Options outstanding on the date hereof, or (ii) any other securities in respect of, in lieu of, or in substitution for, Company Shares outstanding on the date hereof;

                 (c) declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any class or series of its capital stock;

                 (d) split, combine, subdivide, reclassify or redeem, purchase or otherwise acquire, or propose to redeem or purchase or otherwise acquire, any shares of its capital stock, or any of its other securities;

                 (e) except for (i) increases in salary, wages and benefits of officers or employees of the Company in the ordinary course of business and in accordance with past practice, (ii) increases in salary, wages and benefits granted to officers and employees of the Company in conjunction with new hires, promotions or other changes in job status in the ordinary course of business and consistent with past practices, increase or promise to increase the compensation or fringe benefits payable or to become payable to its directors, officers or employees (whether from the Company or otherwise), or pay any benefit not required by any existing plan or arrangement (including the granting of stock options, stock appreciation rights, shares of restricted stock or performance units) or grant any severance or termination pay to (except pursuant to existing agreements, plans or policies), or enter into any employment or severance agreement with, any director, officer or other employee of the Company or establish, adopt, enter into, amend or terminate any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, savings, welfare, deferred compensation, employment, termination, severance or other employee benefit plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any directors, officers or current or former employees, except in each case to the extent required by applicable Law;

                 (f) acquire, sell, lease, license, transfer, pledge, encumber, grant or dispose of (whether by merger, consolidation, purchase, sale or otherwise) any assets (other than the acquisition and sale of inventory or the disposition of used or excess equipment and the purchase of supplies and equipment, in either case in the ordinary course of business consistent with past practice), with a value in excess of $50,000 or enter into any commitment or transaction outside the ordinary course of business;

                 (g) (i) incur, assume or prepay any indebtedness or incur or assume any short-term indebtedness (including, in either case, by issuance of debt securities), except that the Company may incur, assume or prepay indebtedness in the ordinary course of business consistent with past practice under existing lines of credit, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except in the ordinary course of business, or (iii) make any loans, advances or capital contributions to, or investments in, any other person except in the ordinary course of business;

                 (h) terminate, cancel or request any material change in, or agree to any material change in any Contract which is material to the Company or enter into any Contract which would be material to the Company, in either case other than in the ordinary course of business consistent with past practice; or make or authorize any capital expenditure, other than capital expenditures that are not, in the aggregate, for any fiscal year, in excess of the capital expenditures provided for in the Company’s budget for the Company for such fiscal year (a true, correct and complete copy of which budget has been provided to the Parent);

                 (i) mortgage or otherwise encumber or subject to any Lien, or sell, lease, license, transfer or otherwise dispose of, any of its properties or assets, other than encumbrances and Liens that are incurred in the ordinary course of business and consistent with past practice and sales, leases, licenses, transfers, and dispositions of properties and assets in the ordinary course of business and consistent with past practice;

                 (j) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company (other than the Merger);

                 (k) [Intentionally left blank];

                 (l) enter into any agreement or arrangement that materially limits or otherwise restricts the Company or any successor thereto, or that would, after the Effective Time, limit or restrict the Surviving Corporation and its affiliates (including Parent) or any successor thereto, from engaging or competing in any line of business or in any geographic area, other than in the ordinary course of business consistent with past practices;

                 (m) take any action with respect to accounting policies or procedures, other than actions in the ordinary course of business and consistent with past practice or as required pursuant to applicable Law or GAAP;

                 (n) waive, release, assign, settle or compromise any material rights, claims or litigation;

                 (o) make any material Tax election or settle or compromise any material federal, state, local or foreign income Tax liability; or

                 (p) authorize or enter into any formal or informal written or other agreement or otherwise make any commitment to do any of the foregoing.

The Parent agrees that it will give an affirmative or negative response to the Company with respect to any request by the Company for the Parent’s consent under Section 5.1 within 96 hours of the receipt by the Parent of a notice containing a request for such consent which is given in accordance with Section 8.5.

        Section 5.2 Other Actions. During the period from the date hereof to the Effective Time, the Company and the Parent shall not, and shall not permit any of their respective subsidiaries to, take any action that would, or that could reasonably be expected to, result in any of the conditions to the Merger set forth in Article 6 hereof not being satisfied.

        Section 5.3 Notification of Certain Matters. The Parent and the Company shall promptly notify each other of (a) the occurrence or non-occurrence of any fact or event which could reasonably be expected (i) to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time, (ii) to cause any material covenant, condition or agreement hereunder not to be complied with or satisfied in all material respects or (iii) to result in, in the case of Parent, a Material Adverse Effect on the Parent; and, in the case of the Company, a Material Adverse Effect on the Company, (b) any failure of the Company or the Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder in any material respect; provided, however, that no such notification shall affect the representations or warranties of any party or the conditions to the obligations of any party hereunder, (c) any notice or other material communications from any Governmental Entity in connection with the transactions contemplated by this Agreement and (d) the commencement of any suit, action or proceeding that seeks to prevent or seek damages in respect of, or otherwise relates to, the consummation of the transactions contemplated by this Agreement.

         Section 5.4 Proxy Statement.

                 (a) As promptly as practicable after the execution of this Agreement, the Company shall prepare and file with the SEC the proxy statement of the Company relating to the special meeting of the Company’s shareholders (the “Company Shareholders Meeting”) to be held to consider approval and adoption of this Agreement and the Merger (such document, together with any amendments thereof or supplements thereto, the “Proxy Statement”). The Parent shall furnish all information concerning the Parent as the Company may reasonably request in connection with such actions and the preparation of the Proxy Statement. As promptly as practicable after the execution of this Agreement, the proxy statements included in the Proxy Statement (collectively, the “Proxy Materials”) will be mailed to the shareholders of the Company. The Parent and the Company shall cause the Proxy Statement to comply as to form and substance in all material respects with the applicable requirements of (i) the Exchange Act, including Sections 14(a) and 14(d) thereof and the respective regulations promulgated thereunder, (ii) the Securities Act and (iii) the CBCA.

                 (b) The Proxy Statement shall include the unanimous and unconditional recommendation of the Board of Directors of the Company to the shareholders of the Company that they vote in favor of the adoption of this Agreement and the Merger; provided, however, that the Board of Directors of the Company may, at any time prior to the Effective Time, withdraw, modify or change any such recommendation solely in accordance with the provisions of Section 5.7(d) hereof. In addition, the Proxy Statement and the Proxy Materials will include a copy of the written opinion of the Company Financial Advisor referred to in Section 3.23.

                 (c) The Proxy Statement will not be filed with the SEC or mailed to the shareholders of the Company, and no amendment or supplement to the Proxy Statement will be made, without the approval of each of the Parent and the Company, which approval shall not be unreasonably withheld, delayed or conditioned.

                 (d) If at any time prior to the Effective Time any event or circumstance relating to the Company, or its officers or directors, should be discovered by the Company that should be set forth in an amendment or a supplement to the Proxy Statement, the Company shall promptly inform the Parent. All documents that the Company is responsible for filing with the SEC in connection with the transactions contemplated hereby will comply as to form and substance in all material respects with the applicable requirements of the CBCA, the Securities Act and the Exchange Act.

        Section 5.5 Company Shareholders Meeting. The Company shall call and hold the Company Shareholders Meeting as promptly as practicable after the mailing of the Proxy Statement to the Company’s shareholders for the purpose of voting upon the approval of this Agreement and the Parent and the Company will cooperate with each other to cause the Company Shareholders Meeting to be held as soon as practicable following the mailing of the Proxy Materials to the shareholders of the Company. The Company shall use its reasonable best efforts (through its agents or otherwise) to solicit from its shareholders proxies in favor of the approval of this Agreement, and shall take all other action necessary or advisable to secure the Requisite Company Vote, except to the extent that the Board of Directors of the Company withdraws, modifies or changes its recommendation in favor of the Merger as provided in Section 5.7(d) hereof.

         Section 5.6 Access to Information; Confidentiality.

                 (a) Except as required under any confidentiality agreement or similar agreement or arrangement to which the Parent or the Company or any of their respective subsidiaries is a party or under applicable Law or the regulations or requirements of the NYSE or other self regulatory organization with whose rules the parties are required to comply, from the date of this Agreement to the Effective Time, the Parent and the Company shall (and shall cause their respective subsidiaries to): (i) provide to the other (and its officers, directors, employees, accountants, consultants, legal counsel, financial advisors, investment bankers, agents and other representatives (collectively, “Representatives”)) access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of the other and its subsidiaries and to the books and records thereof; and (ii) furnish promptly such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of the other party and its subsidiaries as the other party or its Representatives may reasonably request. No investigation conducted under this Section 5.6 shall affect or be deemed to modify any representation or warranty made in this Agreement.

                 (b) The parties shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement, dated October 27, 1998, between the Parent and the Company with respect to the information disclosed under this Section 5.6.

         Section 5.7 No Solicitation.

                 (a) From the date hereof until the termination hereof and except as expressly permitted by the following provisions of this Section 5.7, the Company will not, nor will it authorize or permit any officer, director or employee of or any investment banker, attorney, accountant or other advisor or representative of, the Company to, directly or indirectly, (i) solicit, initiate or encourage or facilitate any inquiries or the making of any proposal or offer with respect to any Acquisition Proposal (as hereinafter defined), (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate (including granting any waiver or release under any standstill or similar agreement with respect to the securities of the Company), any Acquisition Proposal or any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, (iii) agree to, approve or recommend an Acquisition Proposal, or (iv) take any other action inconsistent with the obligations and commitments assumed by the Company pursuant to this Section 5.7, provided, however, that subject to compliance by the Company with the provisions of Section 5.7(b), the Company’s Board of Directors, prior to receipt of the Requisite Company Vote, may furnish information to, or enter into discussions with, any person that makes an unsolicited bona fide written Acquisition Proposal if, and only to the extent that (A) the Company’s Board of Directors, after consultation with independent legal counsel, determines in good faith that such action is necessary for the Company’s Board of Directors to comply with its fiduciary duties to the Company’s shareholders under applicable Law, (B) financing for such Acquisition Proposal, to the extent required, is then committed or which, in the reasonable judgment of the Company’s Board of Directors, is reasonably capable of being obtained by such third party, (C) the Company’s Board of Directors determines in good faith that such Acquisition Proposal, if accepted, is reasonably likely to be consummated taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, and believes in good faith, after consultation with and based upon the advice of an independent nationally recognized financial advisor that such Acquisition Proposal would, if consummated, result in a transaction more favorable to the Company’s shareholders from a financial point of view than the Merger (any such more favorable Acquisition Proposal being referred to herein as a “Superior Proposal”), and (D) prior to taking such action, the Company (x) provides reasonable notice to Parent to the effect that it is taking such action and (y) receives from such person an executed confidentiality agreement in reasonably customary form.

                 (b) Prior to providing any information to or entering into discussions with any person in connection with an Acquisition Proposal by such person as set forth in Section 5.7(a), the Company shall notify Parent orally and in writing of (i) any Acquisition Proposal (including, without limitation, the material terms and conditions thereof and the identity of the person making it) or (ii) any inquiries indicating that any person is considering making or wishes to make, or with respect to, or which could reasonably be expected to lead to, an Acquisition Proposal, as promptly as practicable (but in no case later than 24 hours) after its receipt thereof, and shall provide Parent with a copy of any written Acquisition Proposal or amendments or supplements thereto, and shall thereafter inform Parent on a prompt basis of (x) the status of any discussions or negotiations with any such third party, and any material changes to the terms and conditions of such Acquisition Proposal, and shall promptly give Parent a copy of any information delivered to such person which has not previously been reviewed by Parent and (y) any request by any person for nonpublic information relating to the Company's properties, books or records.

                 (c) Immediately after the execution and delivery of this Agreement, the Company will, and will cause its subsidiaries and affiliates, and their respective officers, directors, employees, investment bankers, attorneys, accountants and other agents to, cease and terminate any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any possible Acquisition Proposal and shall notify each party that it, or any officer, director, investment advisor, financial advisor, attorney or other representative retained by it, has had discussions with during the 90 days prior to the date of this Agreement that the Company’s Board of Directors no longer seeks the making of any Acquisition Proposal. The Company agrees that it will take the necessary steps to promptly inform the individuals or entities referred to in the first sentence of Section 5.7(a) of the obligations undertaken in this Section 5.7.

                 (d) The Company's Board of Directors will not withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent, its approval or recommendation of this Agreement or the Merger except in connection with a Superior Proposal and then only after the termination of this Agreement pursuant to Section 7.1(d).

                 (e) Nothing contained in this Section 5.7 shall prohibit the Company from taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company’s shareholders which, in the good faith reasonable judgment of the Company’s Board of Directors, after consultation with independent legal counsel, is required under applicable Law; provided, that except as otherwise permitted in this Section 5.7, the Company does not withdraw or modify, or propose to withdraw or modify, its position with respect to the Merger or approve or recommend, or propose to approve or recommend, an Acquisition Proposal.

                 (f) For purposes of this Agreement, “Acquisition Proposal” means an inquiry, offer or proposal regarding any of the following (other than the transactions contemplated by this Agreement) involving the Company: (i) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all the assets of the Company in a single transaction or series of related transactions; (iii) any tender offer or exchange offer for ten percent (10%) or more of the outstanding shares of Company Common Stock or the filing of a registration statement under the Securities Act in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

         Section 5.8 [Reserved].

         Section 5.9 Directors' and Officers' Indemnification.

                 (a) The Company shall, and from and after the Effective Time, the Parent and the Surviving Corporation (each, an “Indemnifying Party”) shall, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer, director or employee of the Company (collectively, the “Indemnified Parties”) against (i) all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement with the approval of the Indemnifying Party (which approval shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of the Company and arising out of actions or omissions, occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time (“Indemnified Liabilities”) and (ii) all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to this Agreement or the transactions contemplated hereby; provided, that in the case of clauses (i) and (ii) above, each Indemnifying Party shall only be required to indemnify an Indemnified Party pursuant to this Section 5.9 to the extent a corporation is permitted under the law of the state of incorporation of the Indemnifying Party to indemnify its own directors, officers and employees, as the case may be (and the Parent and the Surviving Corporation, as the case may be, will pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent permitted by law upon receipt of any undertaking required or contemplated by applicable law).

                 (b) Each Indemnified Party under this Section 5.9 will, promptly after the receipt of notice of the commencement of any action or other proceeding against such Indemnified Party in respect of which indemnity may be sought from an Indemnifying Party under this Section 5.9, notify the Indemnifying Party in writing of the commencement thereof. The omission of any Indemnified Party to so notify an Indemnifying Party of any such action shall not relieve such Indemnifying Party from any liability which it may have to such Indemnified Party other than pursuant to this Section 5.9, unless, and only to the extent that, such omission results in such Indemnifying Party’s forfeiture of substantive rights or defenses. In case any such action or other proceeding shall be brought against any Indemnified Party and it shall notify the Indemnifying Party of the commencement thereof, the Indemnifying Party shall be entitled to participate therein and, to the extent that it may wish, to assume the defense thereof, with counsel reasonably satisfactory to such Indemnified Party; provided, however, that any Indemnified Party may, at its own expense, retain separate counsel to participate in such defense. Notwithstanding the foregoing, in any action or proceeding in which both the Indemnifying Party and an Indemnified Party is, or is reasonably likely to become, a party, such Indemnified Party shall have the right to employ separate counsel at the Indemnifying Party’s expense and to control its own defense of such action or proceeding if, in the reasonable written opinion of counsel to such Indemnified Party, (a) there are legal defenses available to such Indemnified Party or to other Indemnified Parties that are different from or additional to those available to the Indemnifying Party or (b) any conflict or potential conflict exists between the Indemnifying Party and such Indemnified Party that would make such separate representation advisable; provided, however, that in no event shall the Indemnifying Party be required to pay fees and expenses under this Section 5.9 for more than one firm of attorneys in any jurisdiction in any one legal action or group of related legal actions. The Indemnifying Party shall not, without the consent of the Indemnified Party (which consent shall not be unreasonably withheld), consent to the entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation or which requires action other than the payment of money by the Indemnifying Party. The rights accorded to Indemnified Parties hereunder shall be in addition to any rights that any Indemnified Party may have at common law, by separate agreement or otherwise.

         Section 5.10 [Reserved].

        Section 5.11 Reasonable Best Efforts. Subject to the terms and conditions provided in this Agreement and to applicable legal requirements, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, in the case of the Company consistent with the fiduciary duties of the Company’s Board of Directors, and to assist and cooperate with the other parties hereto in doing, as promptly as practicable, all things necessary, proper or advisable under applicable laws and regulations to ensure that the conditions set forth in Article 6 are satisfied and to consummate and make effective the transactions contemplated by this Agreement. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, including the execution of additional instruments, the proper officers and directors of each party to this Agreement shall take all such necessary action.

         Section 5.12 Consents; Filings; Further Action.

                 (a) Upon the terms and subject to the conditions hereof, each of the parties hereto shall use its reasonable best efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Merger and the other transactions contemplated hereby, (ii) obtain from Governmental Entities any Company Governmental Consents and Parent Governmental Consents and any other consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by the Parent or the Company or any of their subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereby, (iii) make as promptly as practicable after the date hereof all necessary filings, and thereafter make any other submissions either required or deemed appropriate by each of the parties, with respect to this Agreement and the Merger and the other transactions contemplated hereby required under (A) the Securities Act, the Exchange Act and any other applicable federal or Blue Sky Laws, (B) the HSR Act and any applicable other foreign antitrust, anti-monopoly or similar Laws, (C) the CBCA, (D) any other applicable Law and (E) the rules and regulations of the NYSE. The parties hereto shall cooperate and consult with each other in connection with the making of all such filings, including by providing copies of all such documents to the nonfiling party and its advisors prior to filing, and none of the parties will file any such document if any of the other parties shall have reasonably objected to the filing of such document. No party to this Agreement shall consent to any voluntary extension of any statutory deadline or waiting party or to any voluntary delay of the consummation of the Merger and the other transactions contemplated hereby at the behest of any Governmental Entity without the consent and agreement of the other parties to this Agreement, which consent shall not be unreasonably withheld or delayed.

                 (b) Without limiting the generality of Section 5.12(a), each party hereto shall promptly inform the others of any material communication from the Federal Trade Commission, the Department of Justice or any other domestic or foreign government or governmental or multinational authority regarding any of the transactions contemplated by this Agreement. If any party or any affiliate thereof receives a request for additional information or documentary material from any such government or authority with respect to the transactions contemplated by this Agreement, then such party will endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. The Parent will advise the Company promptly in respect of any understandings, undertakings or agreements (oral or written) which the Parent proposes to make or enter into with the Federal Trade Commission, the Department of Justice or any other domestic or foreign government or governmental or multinational authority in connection with the transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, the Parent shall use its reasonable best efforts to resolve such objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any antitrust, competition or trade regulatory laws, rules or regulations of any domestic or foreign government or governmental authority or any multinational authority. Notwithstanding the foregoing, nothing in this Section 5.12 shall require, or be construed to require, the Parent or the Company, in connection with the receipt of any regulatory approval, to proffer to, or agree to (A) sell or hold separate and agree to sell, divest or to discontinue to or limit, before or after the Effective Time, any assets, businesses, or interest in any assets or businesses of the Parent, the Company or any of their respective affiliates (or to the consent to any sale, or agreement to sell, or discontinuance or limitation by the Parent or the Company, as the case may be, of any of its assets or businesses) or (B) agree to any conditions relating to, or changes or restriction in, the operations of any such asset or businesses which, in either case could reasonably be expected to result in a Material Adverse Effect on the Parent or a Material Adverse Effect on the Company or to materially and adversely impact the economic or business benefits to such party of the transactions contemplated by this Agreement.

        Section 5.13 Intellectual Property Assignment Agreements. The Company shall request that each employee of the Company execute prior to the Closing an intellectual property assignment agreement in the form previously approved by the Parent (the “IP Assignment Agreement”) and, in connection therewith, shall talk to and explain the significance of such agreement to each such employee. Without limitation of the foregoing, with respect to each employee of the Company who is involved in the creation or development of the Intellectual Property of the Company, as determined by the Parent (each, an “IP Employee”), the Company shall take such other actions as the Parent may reasonably request to have each such IP Employee execute prior to the Closing an IP Assignment Agreement.

        Section 5.14 Public Announcements. The Parent and Merger Sub and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any of the transactions contemplated hereby and shall not issue any such press release or make any such public statement prior to such consultation, except to the extent required by applicable Law or the requirements of the NYSE, in which case the issuing party shall use its reasonable best efforts to consult with the other parties before issuing any such release or making any such public statement.

        Section 5.15 Obligations of Merger Sub. The Parent shall take all actions necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement.

        Section 5.16 De-Listing. The parties shall use their reasonable best efforts to cause the Surviving Corporation to cause the Company Common Stock to be de-listed from the NASDAQ National Market and de-registered under the Exchange Act as soon as practicable following the Effective Time.

        Section 5.17 Expenses. Except as otherwise provided in Section 7.5(b), whether or not the Merger is consummated, all Expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated hereby shall be paid by the party incurring such Expense, except that Expenses incurred in connection with the filing fee for the Proxy Statement and printing and mailing the Proxy Materials and the filing fee under the HSR Act shall be shared equally by the Parent and the Company.

        Section 5.18 Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated hereby, each of the Parent and the Company and its board of directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

         Section 5.19 Employee Benefits.

                 (a) The Parent agrees that individuals who are employed by the Company immediately prior to the Closing Date shall remain employees of the Company as of the Closing Date (each such employee, an “Affected Employee”); provided, however, that nothing contained herein shall confer upon any Affected Employee the right to continued employment by the Company for any period of time after the Closing Date which is not otherwise required by law or contract.

                 (b) To the extent that any Affected Employees are moved by the Parent to any employee benefit plan maintained by the Parent or any Parent Subsidiary (i) the Parent shall, or shall cause such Parent Subsidiary to, give such Affected Employees full credit solely for the purposes of eligibility and vesting under such employee benefits plans for such Affected Employee’s service with the Parent, the Company or any affiliate thereof to the same extent recognized immediately prior to the Closing Date and (ii) such Affected Employees will not be subject to any limitations regarding preexisting conditions under any such employee benefit plan; provided, that the entry dates into such employee benefit plans for such Affected Employees will be in the normal course of such plan’s administration, which may be the beginning of the plan year.

                 (c) After the Effective Time, until the date the Parent determines in its discretion to move Affected Employees to the Parent’s employee benefit plans, the Parent shall cause the Company to maintain employee benefit plans (but not bonus or equity-based plans) that are substantially comparable to the health and welfare plans maintained by the Company on the date hereof. Without limiting the generality of the foregoing, all 401K benefits, vacation, holiday, sickness and personal days accrued by the employees of the Company shall be honored.

        Nothing contained in this Section 5.19 shall be construed as requiring the Parent to continue any specific Company Benefit Plan or to continue the employment of any employee; provided, however, that any changes that the Parent may make to any such Company Benefit Plan are consistent with the prior parts of this Section 5.19, and are permitted by the terms of the Company Benefit Plan and under any applicable law.

        Section 5.20 Form S-8. No later than five (5) business days after the Effective Time, the Parent shall file with the SEC a registration statement on an appropriate form or a post-effective amendment to a previously filed registration statement under the Securities Act, with respect to the Parent Common Stock issuable in respect of Company Stock Options, and shall use its reasonable best efforts to maintain the current status of the prospectus contained therein, as well as comply with any applicable state securities or Blue Sky Laws, for as long as such options remain outstanding.

ARTICLE 6

CONDITIONS

        Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger and consummate the other transactions contemplated hereby to be consummated on the Closing Date is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

                 (a) Shareholder Approval. This Agreement (including the Plan of Merger) and consummation of the Merger shall have been duly approved by the Requisite Company Vote.

                 (b) Governmental Consents. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and other than the filing provided for in Section 1.3, all notices, reports and other filings required to be made prior to the Effective Time by the Company or the Parent or any of their respective subsidiaries with, and all consents, registrations, approvals, permits and authorizations required to be obtained prior to the Effective Time by, the Company or the Parent or any of their respective subsidiaries from, any Governmental Entity in connection with the execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereby (including, without limitation, all Company Governmental Consents and Parent Governmental Consents) shall have been made or obtained (as the case may be) upon terms and conditions that could not reasonably be expected to result in Material Adverse Effect on the Parent or a Material Adverse Effect on the Company.

                 (c) Statutes, Orders, Injunctions, etc. No statute, rule, regulation, executive order, judgment, decree, or injunction shall have been enacted, entered, promulgated or enforced (and not repealed, superseded, lifted or otherwise made inapplicable), by any court of competent jurisdiction or Governmental Entity which restrains, enjoins or otherwise prohibits the consummation of the transactions contemplated by this Agreement (each party agreeing to use its commercially reasonable efforts to avoid the effect of any such statute, rule, regulation or order or to have any such order, judgment, decree or injunction lifted) or that would have or would reasonably be expected to have a Material Adverse Effect on the Parent.

        Section 6.2 Conditions to Obligations of the Parent and Merger Sub. The obligations of each of the Parent and Merger Sub to effect the Merger and consummate the other transactions contemplated hereby to be consummated on the Closing Date are also subject to the satisfaction or waiver by the Parent at or prior to the Effective Time of the following conditions:

                 (a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement that are qualified as to “Material Adverse Effect” or another materiality qualifier shall be true and correct, and the representations and warranties of the Company set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date, except to the extent the representation or warranty is expressly limited by its terms to another date, and the Parent shall have received a certificate (which certificate may be qualified by knowledge to the same extent as the representations and warranties of the Company contained in this Agreement are so qualified) signed on behalf of the Company by an executive officer of the Company to such effect.

                 (b) Performance of Obligations of the Company. The Company shall have performed (i) all obligations required to be performed by it pursuant to Section 2.3 hereof and (ii) in all material respects all other obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

                 (c) Material Adverse Effect. Since the date of this Agreement, there shall have been no Material Adverse Effect on the Company and the Parent shall have received a certificate of an executive officer of the Company to such effect.

                 (d) Consents Under Agreements. The Company shall have obtained the consents set forth in Section 3.5(a) of the Company Disclosure Schedule and the consent, approval or waiver of each person whose consent, approval or waiver shall be required in order to consummate the transactions contemplated by this Agreement, except those for which the failure to obtain such consent, approval or waiver, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect on the Company.

                 (e) Litigation Matters. (I) There shall not be any statute, rule, regulation, order, writ, injunction or decree of any court or Governmental Entity which restrains or prohibits the consummation of the Merger and (II) there shall not be pending by any Governmental Entity or any other person any suit, action or proceeding which has a reasonable likelihood of success (i) that would materially adversely effect the transactions contemplated by this Agreement taken as a whole or seeking to obtain from the Company or the Parent any damages that are material in relation to the Company or the Parent and the Parent Subsidiaries taken as a whole, as applicable, (ii) seeking to prohibit or limit the ownership or operation by the Company, Parent or any Parent Subsidiaries of any material portion of the business or assets of the Company or the Parent and the Parent Subsidiaries, taken as a whole, as applicable, or to compel the Company, Parent or any of their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company or the Parent and the Parent Subsidiaries, taken as a whole, as applicable, as a result of the Merger or any of the other transactions contemplated by this Agreement, (iii) seeking to impose limitations on the ability of the Parent to acquire or hold, or exercise full rights of ownership of, any shares of capital stock of the Company or the Surviving Corporation, including the right to vote the Company Common Stock, or common stock of the Surviving Corporation, on all matters properly presented to the shareholders of the Company or the Surviving Corporation, respectively, (iv) seeking to prohibit the Parent and the Parent Subsidiaries from effectively controlling in any material respect the business or operations of the Company or (v) which otherwise would have or would reasonably be expected to have a Material Adverse Effect on the Company or a Material Adverse Effect on the Parent.

                 (f) The holders of not more than 10% of the Company Common Stock shall have demanded appraisal rights in accordance with Section 7-113-102 of the CBCA.

                 (g) The Employment Arrangements shall each be in full force and effect and each such Employment Arrangement shall not have been breached in any respect by Dean A. Suposs or Jerry Thurber, as the case may be. Neither Dean A Suposs nor Jerry Thurber shall have died, become disabled or incapacitated or otherwise be unable to perform their respective duties as officers of the Company.

        Section 6.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger and consummate the other transactions contemplated hereby to be consummated on the Closing Date is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

                 (a) Representations and Warranties. The representations and warranties of each of the Parent and Merger Sub set forth in this Agreement that are qualified as to “Material Adverse Effect” or another materiality qualifier shall be true and correct, and the representations and warranties of the Parent and Merger Sub set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date, except to the extent the representation or warranty is expressly limited by its terms to another date, and the Company shall have received a certificate (which certificate may be qualified by knowledge to the same extent as the representations and warranties of each of the Parent and Merger Sub contained in this Agreement are so qualified) signed on behalf of each of the Parent and Merger Sub by an executive officer of the Parent to such effect.

                 (b) Performance of Obligations of the Parent and Merger Sub. Each of the Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of the Parent and Merger Sub by an executive officer of the Parent to such effect.

ARTICLE 7

TERMINATION

        Section 7.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of this Agreement, as follows:

                 (a) by mutual written consent of the Parent and the Company duly authorized by their respective boards of directors;

                 (b) by either the Parent or the Company, if the Effective Time shall not have occurred on or before November 30, 2001; provided, however, that (i) the right to terminate this Agreement under this Section 7.1(b) shall not be available to the party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date; and (ii) if the applicable federal or foreign antitrust authority shall seek an order injunction or decree with respect to the legality of the Merger under applicable antitrust Laws, this Agreement may be extended prior to the termination hereof by written notice of either the Parent or the Company to the other to the date that is 30 days following the date on which a ruling with respect to such an order injunction or decree is entered by a trial court or administrative body;

                 (c) by either the Parent or the Company, if any order injunction or decree preventing the consummation of the Merger shall have been entered by any court of competent jurisdiction or Governmental Entity and shall have become final and nonappealable;

                 (d) by the Company, if prior to the Requisite Company Vote, the Board of Directors of the Company shall concurrently approve, and the Company shall concurrently enter into, a definitive agreement providing for the implementation of a Superior Proposal; provided, however, that (i) the Company is not then in breach of Section 5.7, (ii) the Company’s Board of Directors authorizes the Company, subject to complying with the terms of this Agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and the Company notifies the Parent in writing that it intends to enter into such an agreement, attaching the most current version of such agreement to such notice, (iii) during the seven (7) business day period after the Company’s notice, (A) the Company shall have offered to negotiate with (and, if accepted, negotiate with), and shall have caused its respective financial and legal advisors to have offered to negotiate with (and, if accepted, negotiate with) the Parent to attempt to make such commercially reasonable adjustments in the terms and conditions of this Agreement as would enable the Company to proceed with the Merger and the other transactions contemplated by this Agreement and (B) the Board of Directors of the Company shall have concluded, after considering the results of such negotiations and the revised proposals made by the Parent, if any, that any Superior Proposal giving rise to the Company’s notice continues to be a Superior Proposal; (iv) such termination is within two (2) business days following the seven (7) business day period referred to above, and (v) no termination pursuant to this Section 7.1(d) shall be effective unless the Company shall simultaneously make the payment required by Section 7.5;

                 (e) by the Parent or the Company, if this Agreement and the Merger shall fail to receive the requisite vote for adoption at the Company Shareholders Meeting or any adjournment or postponement thereof;

                 (f) by the Parent, upon a breach of any material representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in either of Section 6.2(a) or 6.2(b) would not be satisfied (a “Terminating Company Breach”); provided, however, that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts within 20 days of the receipt of notice of such breach, the Parent may not terminate this Agreement under this Section 7.1(f) until the end of such 20-day period; or

                 (g) by the Company, upon breach of any material representation, warranty, covenant or agreement on the part of the Parent set forth in this Agreement, or if any representation or warranty of the Parent shall have become untrue, in either case such that the conditions set forth in either of Section 6.3(a) or 6.3(b) would not be satisfied (a “Terminating Parent Breach”); provided, however, that, if such Terminating Parent Breach is curable by the Parent through its reasonable best efforts within 20 days of the receipt of notice of such breach, the Company may not terminate this Agreement under this Section 7.1(g) until the end of such 20 business day period.

        Section 7.2 Effect of Termination. Except as provided in Section 8.2, in the event of termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become void, there shall be no liability under this Agreement on the part of the Parent, Merger Sub or the Company or any of their respective Representatives, and all rights and obligations of each party hereto shall cease, subject to the remedies of the parties set forth in Sections 7.5(b) and (c); provided, however, that nothing in this Agreement shall relieve any party from liability for the willful breach of any of its representations and warranties or the breach of any of its covenants or agreements set forth in this Agreement which shall survive any such termination.

        Section 7.3 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided that, after the approval of this Agreement by the shareholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Company Share shall be converted upon consummation of the Merger. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

        Section 7.4 Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties contained in this Agreement or in any document delivered pursuant hereto, and (c) waive compliance with any agreement or condition contained in this Agreement. Any waiver of a condition set forth in Section 6.1, or any determination that such a condition has been satisfied, will be effective only if made in writing by each of the Company and the Parent and, unless otherwise specified in such writing, shall thereafter operate as a waiver (or satisfaction) of such conditions for any and all purposes of this Agreement. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

         Section 7.5 Expenses following Termination.

                 (a) Except as set forth in this Section 7.5, all Expenses (as defined below) incurred in connection with this Agreement and the transactions contemplated hereby shall be paid in accordance with the provisions of Section 5.18. For purposes of this Agreement, “Expenses” consist of all out-of-pocket expenses (including, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Proxy Statement and/or the Proxy Materials (as the case may be), the solicitation of shareholder approvals and all other matters related to the closing of the transactions contemplated hereby.

                 (b) If this Agreement is to be terminated pursuant to Section 7.1(d), Section 7.1(e) or Section 7.1(f), provided that with respect to a termination pursuant to 7.1(f) the following shall apply only if the termination is on account of a breach of a covenant or agreement by the Company, then the Company shall (x) on the date specified in the last sentence of this Section 7.5(b) in the case of a termination of this Agreement pursuant to Section 7.1(e) or 7.1(f), or (y) simultaneously with a termination of this Agreement by the Company pursuant to Section 7.1(d), pay to the Parent (by wire transfer of immediately available funds to an account designated by the Parent) a termination fee of $3,250,000 (the “Termination Amount”) plus the reimbursement of all of Parent’s actual and documented out-of-pocket expenses (including all investment banking, legal, accounting and other similar expenses) up to a maximum reimbursable amount of $1,000,000 (the “Parent Expenses”); provided, however, that the Company shall not be obligated to pay such fee to the Parent if this Agreement is terminated pursuant to Section 7.1(e) or Section 7.1(f) unless (i) at the time of the Company Shareholder Meeting in the case of termination pursuant to Section 7.1(e) or on the date the Parent terminates this Agreement pursuant to Section 7.1(f), the Company has received a bona fide alternative Acquisition Proposal or a third party has made or publicly announced its intention to make a bona fide Acquisition Proposal, and (ii) within eighteen months after the termination of this Agreement, the Company enters into a definitive agreement providing for an alternative Acquisition Proposal with any third party or an alternative Acquisition Proposal is consummated with any third party. If the Termination Amount becomes payable as a result of a termination pursuant to Section 7.1(e) or 7.1(f), then, in either such case, such Termination Amount shall be paid promptly (and in any event within two (2) days of receipt by Company of a written notice from Parent) following the earlier of the execution of such definitive agreement providing for an alternative Acquisition Proposal or the consummation of an alternative Acquisition Proposal, as the case may be.

                 (c) The Company acknowledges that the agreements contained in this Section 7.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parent would not enter into this Agreement; accordingly, if the Company fails to pay promptly the Termination Amount, and, in order to obtain such payment, the Parent commences a suit which results in a judgment against the Company for the Termination Amount, the Company shall pay the Parent’s Expenses in connection with such suit, together with interest on the amount of the Termination Amount at the prime rate of The Chase Manhattan Bank in effect on the date such payment was required to be made plus two percent (2%).

ARTICLE 8

MISCELLANEOUS

         Section 8.1 Certain Definitions. For purposes of this Agreement:

                 (a) The term “affiliate,” as applied to any person, means any other person directly or indirectly controlling, controlled by, or under common control with, that person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that person, whether through the ownership of voting securities, by contract or otherwise.

                 (b) The term “business day” means any day, other than Saturday, Sunday or a federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight Eastern time. In computing any time period under this Agreement, the date of the event which begins the running of such time period shall be included except that if such event occurs on other than a business day such period shall begin to run on and shall include the first business day thereafter.

                 (c) The term “including” means, unless the context clearly requires otherwise, including but not limited to the things or matters named or listed after that term.

                 (d) The term “Liens” means any security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on the Company’s voting rights, charges and other encumbrances or any nature whatsoever.

                 (e) The term “Parent Common Stock” means the common stock, par value $.10 per share, of the Parent.

                 (f) The term “person” shall include individuals, corporations, limited and general partnerships, trusts, limited liability companies, associations, joint ventures, Governmental Entities and other entities and groups (which term shall include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act).

                 (g) The term “significant subsidiary” has the meaning assigned to such term by Regulation S-X (17 C.F.R.ss. 210.1-02).

                 (h) The term “subsidiary” or “subsidiaries” means, with respect to the Parent, the Company or any other person, any entity of which the Parent, the Company or such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, stock or other equity interests the holders of which are generally entitled to more than 50% of the vote for the election of the board of directors or other governing body of such corporation or other legal entity.

        Section 8.2 Non-Survival of Representations, Warranties and Agreements. The representations, warranties and agreements in this Agreement and in any certificate delivered under this Agreement shall terminate at the Effective Time or upon the termination of this Agreement under Section 7.1, as the case may be, except that the agreements set forth in Sections 5.6(b), 5.9, 5.14, 5.17, 7.2 and 7.5 and this Article 8 shall survive termination of this Agreement. Each party agrees that, except for the representations and warranties contained in this Agreement, the Company Disclosure Letter and the Parent Disclosure Letter, no party to this Agreement has made any other representations and warranties, and each party disclaims any other representations and warranties, made by itself or any of its officers, directors, employees, agents, financial and legal advisors or other Representatives with respect to the execution and delivery of this Agreement or the transactions contemplated by this Agreement, notwithstanding the delivery of disclosure to any other party or any party’s representatives of any documentation or other information with respect to any one or more of the foregoing.

        Section 8.3 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

         Section 8.4 GOVERNING LAW; WAIVER OF JURY TRIAL

                 (a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES, EXCEPT TO THE EXTENT THAT THE LAWS OF THE STATE OF COLORADO MANDATORILY APPLY.

                 (b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.4.

        Section 8.5 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally, sent by reputable overnight courier, sent by registered or certified mail, postage prepaid, or by facsimile:

                                    if to the Parent or Merger Sub:

                                    Automatic Data Processing, Inc.
                                    One ADP Boulevard
                                    Roseland, N.J. 07068
                                    Attention:  General Counsel
                                    Fax:  (973) 535-6199

                                    with copies to:

                                    Paul, Weiss, Rifkind, Wharton & Garrison
                                    1285 Avenue of the Americas
                                    New York, New York 10019-6064
                                    Attention:  Richard S. Borisoff, Esq.
                                                Douglas A. Cifu, Esq.
                                    Fax:      (212) 757-3990

                                    if to the Company:

                                    Avert, Inc.
                                    301 Remington Street
                                    Ft. Collins, Colorado 80203
                                    Attention:  Dean A. Suposs, President
                                    Fax:  (800) 237-4011

                                    with copies to:

                                    Baker & Hostetler LLP
                                    303 East 17th Avenue, Suite 1100
                                    Denver, Colorado  80203
                                    Attention:  Alfred C. Chidester
                                    Fax:  (303) 861-2307

                                    Baker & Hostetler LLP
                                    303 East 17th Avenue, Suite 1100
                                    Denver, Colorado  80203
                                    Attention:  Thomas H. Maxfield
                                    Fax:  (303) 861-2307

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

        Section 8.6 Entire Agreement. This Agreement (including any exhibits to this Agreement), the Plan of Merger, the Voting Agreement, the Company Disclosure Letter and the Parent Disclosure Letter constitute the entire agreement and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter of this Agreement.

        Section 8.7 No Third Party Beneficiaries. Except for the provisions of Section 5.9, this Agreement is not intended to confer upon any person other than the parties to this Agreement any rights or remedies under this Agreement.

        Section 8.8 Obligations of the Parent and of the Company. Whenever this Agreement requires a Parent Subsidiary to take any action, that requirement shall be deemed to include an undertaking on the part of the Parent to cause that Parent Subsidiary to take that action.

         Section 8.9 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of the provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of the provision, or the application of that provision, in any other jurisdiction.

        Section 8.10 Interpretation. The table of contents and headings in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement. Where a reference in this Agreement is made to a section, exhibit or annex, that reference shall be to a section of or exhibit or annex to this Agreement unless otherwise indicated. Wherever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

        Section 8.11 Assignment. This Agreement shall not be assignable by operation of law or otherwise, except that the Parent may designate, by written notice to the Company, another Parent Subsidiary that is wholly owned directly or indirectly by the Parent to be merged with and into the Company in lieu of Merger Sub, in which event all references in this Agreement to Merger Sub shall be deemed references to such other Parent Subsidiary, and in that case, all representations and warranties made in this Agreement with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Parent Subsidiary as of the date of such designation.

        Section 8.12 Specific Performance. The parties to this Agreement agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise reached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

         IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

                                                                                                               AVERT, INC.

                                                                                                               By: ///Signed///
                                                                                                               Name:
                                                                                                               Title:

                                                                                                               AUTOMATIC DATA PROCESSING, INC.

                                                                                                               By: ///Signed///
                                                                                                               Name:
                                                                                                               Title:

                                                                                                               ADP COLORADO, INC.

                                                                                                               By: ///Signed///
                                                                                                               Name:
                                                                                                               Title:

EXHIBIT 2

VOTING AGREEMENT

        VOTING AGREEMENT, dated as of June 15, 2001 (this “Agreement”), by and among Automatic Data Processing, Inc., a Delaware corporation (“Parent”), and Dean A. Suposs (the “Shareholder”).

        WHEREAS, Avert, Inc., a Colorado corporation (the “Company”), and Parent propose to enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), which provides for, among other things, the merger of a wholly owned subsidiary of Parent with and into the Company (the “Merger”);

        WHEREAS, as of the date hereof, the Shareholder is a holder of record or Beneficially Owns (as defined herein) shares of common stock, no par value (“Company Common Stock”), of the Company;

        WHEREAS, as a condition to the willingness of Parent to enter into the Merger Agreement, Parent has required that the Shareholder agree, and in order to induce Parent to enter into the Merger Agreement, the Shareholder has agreed, to enter into this Agreement with respect to all of the shares of Company Common Stock now held of record or Beneficially Owned and which may hereafter be acquired by such Shareholder (collectively, the “Shares”); and

        WHEREAS, simultaneously with the execution and delivery of this Agreement, the Shareholder has irrevocably granted Parent a Proxy (in the form attached hereto as Exhibit A) to vote his shares in a manner consistent with the covenants set forth in this Agreement.

        NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I.

CERTAIN DEFINITIONS

        Section 1.1 General. Capitalized terms used and not defined herein have the respective meanings ascribed to them in the Merger Agreement.

        Section 1.2 Beneficial Ownership. For purposes of this Agreement, “Beneficially Own” or “Beneficial Ownership” with respect to any securities shall mean beneficial ownership of such securities (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Shareholder shall include securities Beneficially Owned by all other Persons (as defined in the Merger Agreement) with whom such Person would constitute a group within the meaning of Section 13(d) of the Exchange Act other than parties to this Agreement.

ARTICLE II.

        Section 2.1 Voting Agreement. The Shareholder hereby irrevocably and unconditionally agrees that during the term of this Agreement as specified in Section 5.1, at any meeting of the shareholders of the Company, however called, and in any action by consent of the shareholders of the Company, the Shareholder shall vote (or cause to be voted) the Shares held of record (to the extent he has the right to vote such Shares) or Beneficially Owned (to the extent he also has the right to vote such Shares) by him in favor of the Merger, the Merger Agreement (as amended from time to time) and the transactions contemplated by the Merger Agreement. The Shareholder acknowledges receipt and review of a copy of the Merger Agreement.

        Section 2.2 Other Proxies Revoked. Any proxies (other than the Proxy granted to Parent on the date hereof) heretofore given in respect of the Shareholders Shares are not irrevocable and all such proxies are hereby revoked.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER

        The Shareholder hereby represents and warrants to the Parent as follows:

        Section 3.1 Authority Relative to This Agreement. The Shareholder has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Shareholder and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, except to the extent enforceability may be limited by bankruptcy, insolvency, moratorium or other laws affecting creditors rights generally or by general principles governing the availability of equitable remedies.

        Section 3.2 No Conflict. (a) The execution and delivery of this Agreement by the Shareholder does not, and the performance of this Agreement by the Shareholder shall not, (i)conflict with or violate any agreement, arrangement, law, rule, regulation, order, judgment or decree to which the Shareholder is a party or by which the Shareholder (or the Shares held of record or Beneficially Owned by the Shareholder) is bound or affected or (ii)result in any breach of or constitute a default (or an event that with notice or lapse or time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the Shares held of record or Beneficially Owned by the Shareholder pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Shareholder is a party or by which the Shareholder (or the Shares held of record or Beneficially Owned by the Shareholder) is bound or affected, except, in the case of clauses(i) and (ii) of this Section 3.2, for any such conflicts, violations, breaches, defaults or other occurrences which would not prevent or delay the performance by such Shareholder of its obligations under this Agreement.

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                 (b) The execution and delivery of this Agreement by the Shareholder does not, and the performance of this Agreement by the Shareholder shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental entity except for applicable requirements, if any, of the Exchange Act, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by the Shareholder of his obligations under this Agreement.

        Section 3.3 Title to the Shares. As of the date hereof, the Shareholder is the record or Beneficial Owner of the Shares listed on Schedule1 hereto. The Shares listed on Schedule1 hereto are all the securities of the Company either held of record or Beneficially Owned by the Shareholder. The Shareholder has not appointed or granted any proxy, which appointment or grant is still effective, with respect to the Shares held of record or Beneficially Owned by the Shareholder. The Shareholder has the right to vote or cause to be voted each of the Shares listed on Schedule1 hereto and the Shares listed on Schedule 1 hereto are owned free and clear of all security interests, liens, powers of attorney, proxies, claims, pledges, options, rights of first refusal, agreements, limitations on the Shareholders voting rights, charges and other encumbrances of any nature whatsoever, except for those restrictions arising hereunder or under the Proxy delivered by the Shareholder to the Parent on the date hereof.

ARTICLE IV.

COVENANTS OF THE SHAREHOLDER

        Section 4.1 No Inconsistent Agreement or Action. The Shareholder hereby covenants and agrees that, except as contemplated by this Agreement, and the Merger Agreement, the Shareholder shall not, or permit any Person under such Shareholders control to, enter into any voting agreement or grant a proxy or power of attorney with respect to the Shares held of record or Beneficially Owned by the Shareholder or form any group for purposes of the Exchange Act or the rules promulgated thereunder, in each such case, which is inconsistent with this Agreement. Except as set forth in the Merger Agreement, the Shareholder shall not (i)solicit, initiate, encourage (including by way of furnishing information or assistance) or take any other action to facilitate, any inquiry or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Acquisition Proposals (as defined in the Merger Agreement) or agree to or endorse any Acquisition Proposal or (ii)propose, enter into or participate in any discussions or negotiations regarding any of the foregoing, or furnish to any other Person any information with respect to its business, properties or assets or any of the foregoing, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing.

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        Section 4.2 Transfer of Title. The Shareholder hereby covenants and agrees that the Shareholder shall not (i)tender any Shares, (ii)sell, assign or transfer record or Beneficial Ownership of any of the Shares, or (iii)further pledge, hypothecate or otherwise dispose of any Shares; provided, that the Shareholder may transfer record ownership of any of the Shares so long as the Shareholder maintains Beneficial Ownership of such Shares (including, without limitation, the unfettered right to vote such Shares in the manner set forth in Section2.1).

ARTICLE V.

MISCELLANEOUS

        Section 5.1 Termination. This Agreement shall be effective as of the date of this Agreement and shall terminate upon the earlier to occur of (i)the closing of the transactions contemplated by the Merger Agreement and (ii)the date upon which the Merger Agreement is terminated in accordance with its terms; provide, however, that if the Merger Agreement is terminated pursuant to any of Sections7.1(d), (e) or (f) of the Merger Agreement and at the time of such termination the Termination Amount either is or may become payable pursuant to Section7.5(b) of the Merger Agreement, this Agreement shall terminate on the date which is six months after the date of termination of the Merger Agreement.

        Section 5.2 Additional Shares. If, after the date hereof, the Shareholder acquires the right to vote any additional shares of Company Common Stock (any such shares shall be referred to herein as “Additional Shares”), including, without limitation, upon exercise of any option, warrant or right to acquire shares of Company Common Stock or through any stock dividend or stock split, the provisions of this Agreement applicable to the Shares shall be applicable to such Additional Shares as if such Additional Shares had been Shares as of the date hereof. The provisions of the immediately preceding sentence shall be effective with respect to Additional Shares without action by any Person immediately upon the acquisition by the Shareholder of record or Beneficial Ownership of such Additional Shares.

        Section 5.3 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

        Section 5.4 Entire Agreement. This Agreement constitutes the entire agreement between Parent and the Shareholders with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between Parent and the Shareholders with respect to the subject matter hereof.

        Section 5.5 Amendment. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

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        Section 5.6 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereby shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated.

        Section 5.7 Governing Law. THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES, EXCEPT TO THE EXTENT THAT THE LAWS OF THE STATE OF COLORADO MANDATORILY APPLY.

        Section 5.8 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be an original and all of which, when taken together, shall constitute one and the same instrument.

5

        IN WITNESS WHEREOF, the Shareholders and Parent have caused this Agreement to be duly executed on the date hereof.

                                                                                                               AUTOMATIC DATA PROCESSING, INC.

                                                                                                               By: ///Signed///
                                                                                                               Name:
                                                                                                               Title:

                                                                                                               /s/  Dean A. Suposs
                                                                                                               Dean A. Suposs

6

SCHEDULE 1

                                                                       Number of Shares
                                                                       ----------------

Dean A. Suposs                                                         346,889

7

IRREVOCABLE PROXY

        The undersigned shareholder of Avert, Inc., a Colorado corporation (“Company”) hereby appoints Automatic Data Processing, Inc., a Delaware corporation (“Parent”), as proxy for the undersigned, with full power of substitution, to attend any annual or special meeting of the shareholders of the Company (including any and all adjournments and postponements thereof), and in respect of any written consent in lieu of such meeting, held or made for the purpose of considering or voting upon the matters described in Section 2.1 of the Voting Agreement, dated the date hereof, among Parent, the undersigned and certain other shareholders of the Company (the “Agreement”), in accordance with such Section 2.1, and to cast all votes that the undersigned is entitled to cast at such a meeting (or in connection with such written consent) with respect to all of the undersigned’s Shares (as defined in the Agreement) with respect to the matters described in Section 2.1 of the Agreement. The undersigned hereby revokes any proxy heretofore given with respect to such a meeting (or written consent in lieu thereof) or with respect to such a vote cast. The undersigned affirms that this proxy is a power coupled with an interest and shall be irrevocable. The undersigned shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this irrevocable proxy.

Please sign exactly as name appears on the                                   /s/  Dean A. Suposs
records of the Company and date.                                                 Dean A. Suposs
                                                                                                       Dated: